Exhibit 99.1
ANNUAL INFORMATION FORM
For the Year Ended December 31, 2006
March 16, 2007

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INTRODUCTORY INFORMATION
In this annual information form, unless otherwise specified or the context otherwise requires, reference to “Paramount” or to the “Company” includes reference to subsidiaries and partnerships directly and indirectly owned by Paramount Resources Ltd.
Unless otherwise indicated, all financial information included in this annual information form is determined using Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in some respects from generally accepted accounting principles in the United States (“U.S. GAAP”). The effect of significant differences between Canadian GAAP and U.S. GAAP on Paramount’s audited consolidated financial statements as at and for the year ended December 31, 2006 is disclosed in Note 17 of such financial statements.
This annual information form contains disclosure expressed as “Boe”, “MBoe”, “Boe/d”, “MMcfe”, “MMcfe/d” and “Bcfe”. All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.
Unless otherwise specified, all dollar amounts are expressed in Canadian dollars and all references to “dollars” or “$” are to Canadian dollars and all references to “US$” are to United States dollars.
NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements included or incorporated by reference in this annual information form constitute forward-looking statements or information under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this annual information form include, but are not limited to: business strategies and objectives, capital expenditures, estimated resources and the net present values of such estimated resources, reserve quantities and the discounted present value of future net cash flows from such reserves, net revenue, anticipated tax liabilities, future production levels, exploration and development plans and the timing thereof, abandonment and reclamation plans, acquisition and disposition plans and the timing thereof, operating and other costs and royalty rates.
Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. The following assumptions have been made, in addition to any other assumptions identified in this annual information form:
•	the ability of Paramount to obtain required capital to finance its exploration, development and operations;

•	the ability of Paramount to obtain equipment, services, supplies and personnel in a timely manner to carry out its activities;

•	the ability of Paramount to market its oil and natural gas successfully to current and new customers;

•	the timing and costs of pipeline and storage facility construction and expansion and the ability of Paramount to secure adequate product transportation;

•	the ability of Paramount and its industry partners to obtain drilling success consistent with expectations;

•	the timely receipt of required regulatory approvals;

•	currency, exchange and interest rates; and

•	future oil and gas prices.
Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on such forward-looking statements or information as Paramount can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to:
•	the ability of Paramount’s management to execute its business plan;

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;

•	the ability of Paramount to obtain required capital to finance its exploration, development and operations and the adequacy and costs of such capital;

•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•	risks and uncertainties involving the geology of oil and gas deposits;

•	risks inherent in Paramount’s marketing operations, including credit risk;

•	the uncertainty of reserves estimates and reserves life;

•	the uncertainty of resource estimates and resource life;

•	the value and liquidity of Paramount’s equity investments and the returns on such equity investments;

•	the uncertainty of estimates and projections relating to exploration and development costs and expenses;

•	the uncertainty of estimates and projections relating to future production and the results of exploration, development and drilling;

•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•	the availability of future growth prospects and Paramount’s expected financial requirements;

•	Paramount’s ability to obtain equipment, services, supplies and personnel in a timely manner to carry out its activities;

•	Paramount’s ability to enter into or renew leases;

•	health, safety and environmental risks;

•	Paramount’s ability to secure adequate product transportation;

•	imprecision in estimates of product sales and the anticipated revenues from such sales;

•	the ability of Paramount to add production and reserves through development and exploration activities;

•	weather conditions;

•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

•	uncertainty in amounts and timing of royalty payments and changes to royalty regimes and government regulations regarding royalty payments;

•	changes in taxation laws and regulations and the interpretation thereof;

•	changes in environmental and other regulations and the interpretation thereof;

•	the cost of future abandonment activities and site restoration;

•	the ability to obtain necessary regulatory approvals;

•	risks associated with existing and potential future law suits and regulatory actions against Paramount;

•	uncertainty regarding aboriginal land claims and co-existing with local populations;

•	loss of the services of any of Paramount’s executive officers or key employees;

•	the ability of Paramount to extend its senior credit facility on an ongoing basis;

•	the requirement to fulfill obligations not fulfilled by MGM Energy Corp. under the farm-in agreement assigned to MGM Energy Corp. in connection with Paramount’s spinout of MGM Energy Corp.;

•	the impact of market competition;

•	general economic and business conditions; and

•	other risks and uncertainties described elsewhere in this annual information form or in Paramount’s other filings with Canadian securities authorities and the United States Securities and Exchange Commission.
The forward-looking statements or information contained in this annual information form are made as of the date hereof and Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

CORPORATE STRUCTURE
Paramount was incorporated under the laws of the Province of Alberta on February 14, 1978. Paramount amalgamated with Paramount Acquisition Ltd., a wholly-owned subsidiary of Paramount, on January 1, 1992 and continued as Paramount Resources Ltd. Paramount’s shares were split on a three for one basis in 1989 and again in 1997 on the same basis. Paramount amalgamated with Summit Resources Limited, a wholly-owned subsidiary of Paramount, on January 1, 2007 and continued as Paramount Resources Ltd. In conjunction with the spinout of Trilogy Energy Trust (see “GENERAL DEVELOPMENT OF THE BUSINESS — 2005”), Paramount’s articles were amended to: change the designation of Paramount’s common shares to Class A Common Shares, add certain rights to such shares and add Class X Preferred Shares and Class Z Preferred Shares to Paramount’s authorized share capital. In conjunction with the spinout of MGM Energy Corp. (see “GENERAL DEVELOPMENT OF THE BUSINESS — 2007 Update”), Paramount’s articles were amended to add Class Y Preferred Shares to Paramount’s authorized share capital. Further information on the Company’s authorized share capital is set forth under “DESCRIPTION OF SHARE CAPITAL”.
Paramount’s Class A Common Shares (“Common Shares”) are listed on the Toronto Stock Exchange (“TSX”) and Paramount is currently part of the S&P/TSX Composite Index (Oil & Gas Producers sub index).
The head and registered office of the Company is located at Suite 4700, 888 — 3rd Street S.W., Calgary, Alberta T2P 5C5.
The following table presents the name, the percentage of voting securities owned and the jurisdiction of incorporation or formation of Paramount’s principal subsidiaries and partnerships. The following table does not include all subsidiaries and partnerships of Paramount. The subsidiaries and partnerships listed in the following table held, in aggregate, greater than 90 percent of Paramount’s consolidated assets as at December 31, 2006 which accounted for greater than 90 percent of Paramount’s consolidated revenues for the year ended December 31, 2006.

		Jurisdiction of
	Percentage	Incorporation
Subsidiaries and Partnerships	Owned(1)	or Formation

Summit Resources Limited (2)	100	Alberta
Paramount Resources (general partnership)	100	Alberta

Notes:

(1)	Includes indirect ownership.

(2)	Summit Resources Limited amalgamated with Paramount Resources Ltd. on January 1, 2007. Paramount Resources Ltd. is the continuing entity from the amalgamation.

GENERAL DEVELOPMENT OF THE BUSINESS
Paramount is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of natural gas, crude oil and natural gas liquids (“NGLs”). The Company commenced operations as a public company on December 18, 1978, with an initial public offering that raised $4.7 million and a share exchange with a private company, Paramount Oil & Gas Ltd., for certain crude oil and natural gas assets with a book value of $341,000. Paramount has adapted to a multitude of operating climates over the past 28 years, and has grown into a company with a market capitalization of approximately $1.3 billion as of February 28, 2007. In addition, Paramount has spun-out three public entities: (i) Paramount Energy Trust in March, 2003; (ii) Trilogy Energy Trust in April, 2005; and (iii) MGM Energy Corp. in January, 2007. The combined market capitalization of these three entities as of February 28, 2007 was approximately $2.1 billion.
Set forth below is a brief description of the events that have influenced the general development of Paramount’s business over the past three fiscal years.
2004
On June 29, 2004, the Company completed a public offering in the United States of US$125 million principal amount of 8 7/8 percent senior notes due 2014 (the “2014 Notes”).
On June 30, 2004, Paramount completed the acquisition of oil and natural gas assets in the Kaybob area in central Alberta and in the Fort Liard area of the Northwest Territories and Northeast British Columbia for $185.1 million, after adjustments. At the time of the acquisition, these properties were producing approximately 10,000 Boe/d, comprised of 40 MMcf/d of natural gas and 3,300 Bbl/d of oil and NGLs. The proved reserves attributable to these properties as of June 1, 2004 totalled approximately 12.3 million Boe (47.2 Bcf of natural gas and 4.4 million Bbl of oil and NGLs). Proved plus probable reserves consisted of approximately 93.6 Bcf of natural gas and 6.7 million Bbl of oil and NGLs, for a total of 22.2 million Boe.
On August 16, 2004, Paramount completed the acquisition of assets in the Marten Creek area in central Alberta for $86.9 million, after adjustments. The assets acquired were producing approximately 14 MMcf/d of natural gas or 2,300 Boe/d at the date of acquisition. The reserves attributable to these properties as of July 1, 2004 consisted of proved reserves of approximately 17.4 Bcf of natural gas or 2.9 million Boe and proved plus probable reserves of approximately 22.2 Bcf of natural gas or 3.7 million Boe.
On October 15, 2004, Paramount completed the private placement of 2,000,000 common shares issued on a “flow-through” basis at $29.50 per share for gross proceeds of $59 million.
On October 26, 2004, Paramount completed a public offering of 2,500,000 common shares at $23.00 per share for gross proceeds of $57.5 million.
On December 6, 2004, Paramount completed the acquisition of certain natural gas and crude oil properties in the Fort Liard area of the Northwest Territories and Northeast British Columbia for consideration of approximately $50 million, subject to adjustments. Paramount also acquired 45,133 net acres of land in the acquisition. The acquired assets were producing approximately 14 MMcfe/d at the date of acquisition.
At a meeting of Paramount’s board held on December 13, 2004, after considering the recommendation of management and after receiving legal and financial advice from Paramount’s advisors, Paramount’s board approved a proposed reorganization of Paramount (the “Trust Spinout”) which would result in Paramount’s shareholders and Paramount receiving units of a new public energy trust (which became Trilogy Energy Trust) which would indirectly own existing assets of Paramount in the Kaybob and Marten Creek areas of Alberta.

On December 15, 2004, Paramount initiated an offer to exchange its US$175 million principal amount of 7 7/8 percent senior notes due 2010 (the “2010 Notes”), which were issued in October, 2003, and its 2014 Notes outstanding following the redemption of such notes (described below) for an equal principal amount of new notes, and cash, and solicited consents from the holders of such notes to certain amendments to the indentures governing such notes to permit the Trust Spinout (the “Notes Offer”).
On December 30, 2004, Paramount redeemed approximately US$41.7 million aggregate principal amount of the 2010 Notes and approximately US$43.8 million aggregate principal amount of the 2014 Notes. The redemption price was US$1,078.75 per US$1,000 principal amount of the 2010 Notes and US$1,088.75 per US$1,000 principal amount of the 2014 Notes.
2005
Paramount obtained the consent of the holders of the 2010 Notes and 2014 Notes to the Trust Spinout through the completion of the Notes Offer, as amended, on February 7, 2005. Paramount issued approximately US$213.6 million principal amount of 8 1/2 percent senior notes due 2013 (the “2013 Notes”) and paid aggregate cash consideration of approximately US$36.2 million in exchange for approximately 99.3 percent of the outstanding 2010 Notes and 100 percent of the outstanding 2014 Notes under the amended Notes Offer. Paramount subsequently purchased the residual 2010 Notes through open market repurchases in 2005.
On March 28, 2005, Paramount’s shareholders and optionholders approved an arrangement under the Business Corporations Act (Alberta) in respect of the Trust Spinout, and on March 29, 2005 the Court of Queen’s Bench of Alberta approved the arrangement. The Trust Spinout was completed through the arrangement and other transactions on April 1, 2005. Through the Trust Spinout, shareholders of Paramount received, for each of their shares, one Common Share and one trust unit of Trilogy Energy Trust (“Trilogy”), and Paramount also received trust units. Upon completion of the Trust Spinout, shareholders of Paramount owned all of the issued and outstanding Common Shares and 81 percent of the issued and outstanding trust units, with the remaining 19 percent of the issued and outstanding trust units being held by Paramount. Approximately 12.8 million of the approximately 15.0 million Trilogy trust units owned by Paramount are pledged as security for the 2013 Notes. To the extent Paramount sells or otherwise disposes of all or a portion of such trust units, it must offer to redeem the 2013 Notes with the net proceeds received at 104.25 percent of the principal amount of the 2013 Notes prior to January 31, 2008 with reducing premiums thereafter until January 31, 2011 at which time the 2013 Notes can be redeemed at par. Through the Trust Spinout, Trilogy became the indirect owner of certain of Paramount’s properties in the Kaybob and Marten Creek areas of Alberta with production of approximately 25,000 Boe/d, or approximately 60 percent of Paramount’s aggregate daily production at the time the Trust Spinout was completed.
On July 14, 2005, Paramount completed a private placement of 1,900,000 “flow-through” Common Shares at a price of $21.25 per share for gross proceeds of approximately $40.4 million.
Throughout 2005, Paramount and North American Oil Sands Corporation (“NAOSC”), through a 50/50 owned joint venture and a 50/50 owned partnership, drilled and evaluated oil sands interests in the central portion of the Athabasca Oil Sands region of Alberta. Paramount also drilled and evaluated its 12 sections of 100 percent owned oil sands leases in the Surmont area of Alberta during 2005.
2006
On March 30, 2006, Paramount completed a private placement of 600,000 Common Shares issued on a “flow-through” basis at $52.00 per share, and a private placement of 600,000 Common Shares at $41.72 per share for total gross proceeds of $56.2 million.

On April 11, 2006, Paramount exchanged its 50 percent interest in oil sands leases at Leismer, Corner, Thornbury and Hangingstone subject to the joint venture and partnership with NAOSC for approximately 34.1 million common shares of NAOSC (approximately 50 percent of the outstanding common shares of NAOSC at the time of the transaction) and aggregate cash consideration of approximately $17.5 million.
During the second quarter of 2006, Paramount, together with a private company controlled by Paramount’s Chairman and Chief Executive Officer, incorporated a company in the United States (“Drillco”) to supply drilling services to Summit Resources, Inc., a wholly-owned United States subsidiary of Paramount, on a take-or-pay basis. Drillco entered into a contract with a supplier for the construction of two drilling rigs under a cost plus fee arrangement. Initially, Paramount and the private company each owned 50 percent of Drillco. In December of 2006, Paramount purchased all of the interests in Drillco held by the private company for cash consideration of US$1,000 plus repayment of demand loans advanced by the private company to Drillco, which totalled approximately $11.8 million including accrued interest thereon. As of December 31, 2006, Paramount owned 100 percent of Drillco.
On August 28, 2006, Paramount closed a six year US$150 million non-revolving Term Loan B Facility (the “Facility”). The full amount of the Facility was drawn upon closing. The Facility is secured by all of the common shares of NAOSC held by Paramount and is required to be prepaid with the net proceeds received from any sale or other disposition of all or any part of these NAOSC common shares. Paramount may, at its option, repay all or any portion of the Facility at any time, however the Company is not required to repay the Facility prior to maturity. Prepayments made within the first and second years are subject to premiums of 2 percent and 1 percent of principal, respectively. There is no premium for repayments made after the second year.
On September 14, 2006, Paramount entered into an area wide farm-in agreement (the “Farm-In”) respecting Mackenzie Delta, Northwest Territories exploratory properties EL 394, EL 427 and Inuvik Concession Blocks 1 and 2, covering approximately 412,500 hectares. Under the agreement, a 50 percent interest in the properties can be earned by drilling 11 wells and shooting a specified amount of 3D seismic over a period of 4 years, as well as making any required extension payments to the lessor during that period. Upon satisfying the drilling commitments under the agreement in full, a 50 percent interest in the discoveries previously made at Langley K-30, Olivier H-01 and Ellice I-48 in the Mackenzie Delta are also earned. Under the Farm-In, the farmee is contractually obligated to drill 5 exploratory wells. Once these wells have been drilled, the farmee may elect to stop further drilling and earn a reduced interest in the properties without earning an interest in the aforementioned discoveries.
On October 19, 2006, Paramount announced that its board of directors had approved in principle a proposed spinout transaction (the “MGM Energy Spinout”), which would result in future activities relating to the Farm-In and to Paramount’s Colville Lake/Sahtu, Northwest Territories interests being carried on by a newly created public corporation, initially owned by Paramount and its shareholders. On December 11, 2006, Paramount announced the details and terms of the MGM Energy Spinout. MGM Energy Corp. (“MGM Energy”) was subsequently chosen as the name for the new corporation.
On November 28, 2006, Paramount completed a private placement of 2,000,000 Common Shares issued on a “flow-through” basis at a price of $33.75 per share for gross proceeds of $67.5 million.
2007 Update
On January 11, 2007, Paramount’s shareholders and the Court of Queen’s Bench of Alberta approved an arrangement under the Business Corporations Act (Alberta) in respect of the MGM Energy Spinout. The MGM Energy Spinout was completed on January 12, 2007. As part of the MGM Energy Spinout, Paramount transferred the following to MGM Energy: (i) its rights under the Farm-In; (ii) its oil and gas properties in the Colville Lake/Sahtu, Northwest Territories area encompassing approximately 600,000 gross (385,000 net) hectares; and (iii)

one of its wells with minor proved reserves in the Cameron Hills area of the Northwest Territories. The MGM Energy Spinout resulted in Paramount’s shareholders owning one MGM Energy common share and five MGM Energy warrant units for every 25 Common Shares held. Each warrant unit consisted of one short term warrant and one longer term warrant. These warrants entitled (in the case of the short term warrants) and entitle (in the case of the longer term warrants) the holder thereof to acquire additional shares of MGM Energy at specified prices within certain time periods. The short term warrants were exercisable until February 16, 2007, with approximately 98 percent of such warrants being exercised. There are approximately 14.2 million longer term warrants outstanding which expire on September 30, 2007. Upon completion of the MGM Energy Spinout, Paramount’s shareholders owned all of the issued and outstanding Common Shares and approximately 13 percent of the outstanding shares of MGM Energy, with the remaining 87 percent of MGM Energy’s outstanding shares being held by Paramount. As a result of the exercise of the short term warrants and a subsequent private placement to certain directors of MGM Energy, Paramount’s ownership in MGM Energy was reduced to approximately 51.7 percent as of February 28, 2007.
NARRATIVE DESCRIPTION OF THE BUSINESS
OVERVIEW
Paramount’s principal properties are located onshore primarily in Alberta, the Northwest Territories and British Columbia in Canada, and in Montana and North Dakota in the United States. In 2006, approximately 79 percent of the Company’s production was natural gas.
The Company’s ongoing exploration, development and production activities are designed to establish new reserves of oil and natural gas and increase the productive capacity of existing fields. In order to optimize its net capacity and control costs, the Company increases ownership and throughput in existing plants as economic opportunities arise and occasionally disposes of lower working interest properties. Paramount strives to maintain a balanced portfolio of opportunities, increasing its working interest in low to medium risk projects and entering into joint venture arrangements on select high risk/high return exploration prospects. Paramount regularly reviews its portfolio of assets and disposes of non-core assets from time to time.
Paramount supports the focused acquisition of petroleum and natural gas assets within established core areas. This acquisition strategy focuses on adding long-term value by acquiring assets which will increase Paramount’s working interest in core properties.
At December 31, 2006, approximately 73 percent of Paramount’s proved and probable natural gas reserves and approximately 47 percent of its crude oil and natural gas liquids reserves were located in Alberta, with the balance in Paramount’s other operating areas. In 2006, Paramount operated approximately 86 percent of its net producing natural gas wells and approximately 88 percent of its net producing crude oil and NGLs wells.
MAJOR PROPERTIES
The following is a summary of Paramount’s major producing properties at December 31, 2006. Paramount’s exploration efforts are primarily concentrated in Alberta, British Columbia, the Northwest Territories, Montana and North Dakota. The Company is focused on the six core operating areas described below.
Paramount retained independent qualified reserves evaluators to evaluate and prepare reports on 100 percent of its natural gas, crude oil and NGLs reserves and its Surmont oil sands resources as at December 31, 2006. McDaniel & Associates Consultants Ltd. (“McDaniel”) evaluated Paramount’s reserves and reported on them in their report (the “McDaniel Report”) dated February 14, 2007. McDaniel also evaluated Paramount’s oil sands resources at Surmont and reported on them in their report dated January 17, 2007 (see “RESOURCES AND RELATED INFORMATION”). Reserves data is discussed below within Paramount’s six core operating areas. The reserves information is disclosed as at December 31, 2006 and is derived from the McDaniel Report. Estimates of reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties, due to the effects of aggregation. References to reserves in the following property descriptions are to the Company’s share of reserves (comprised of working interest plus royalty interest) based on forecast prices and costs contained in the McDaniel Report.
Kaybob, Alberta
In 2006, Paramount drilled 69 gross wells (25 net wells) in the Kaybob core area, located in central Alberta. The Kaybob area accounted for approximately 17 percent of Paramount’s production for the year ended December 31, 2006. Production in this area averaged 17.9 MMcfe/d or 3.0 MBoe/d in 2006, comprised of 15.3 MMcf/d of natural gas and 456 Bbl/d of crude oil and natural gas liquids. As of December 31, 2006, reported reserves at Kaybob totalled 28.1 Bcfe of proved reserves that were 82 percent natural gas weighted and 36.3 Bcfe of probable reserves that were 88 percent natural gas weighted. Paramount operates approximately 50 percent of its production in the Kaybob area.
In 2006, Paramount invested in expanding the Smoky gas plant to 100 MMcf/d (10 MMcf/d net). This expansion added to Paramount’s processing capacity in the area which also includes a 25 MMcf/d (12.5 MMcf/d net) plant at Resthaven. In 2006, Paramount also secured access to the third party owned Musreau gas plant to process the Company’s production in the surrounding area.
Grande Prairie, Alberta
Paramount drilled 36 gross wells (18 net wells) in the Grande Prairie core area, located in central Alberta, in 2006. The Grande Prairie area accounted for approximately 19 percent of Paramount’s production for the year ended December 31, 2006. Production in this area averaged 19.1 MMcfe/d or 3.2 MBoe/d in 2006, comprised of 15.0 MMcf/d of natural gas and 678 Bbl/d of crude oil and natural gas liquids. As of December 31, 2006, reported reserves at Grande Prairie consisted of 22.0 Bcfe of proved reserves that were 73 percent natural gas weighted and 14.2 Bcfe of probable reserves that were 67 percent natural gas weighted. Paramount operates approximately 85 percent of its production in the Grande Prairie core area.
Paramount does not operate any facilities or plants in the Grande Prairie area. The majority of Paramount’s production from the area is processed at nearby third party facilities, with the exception of production at Crooked Creek which is processed at a non-operated facility in which Paramount has an 18 percent ownership interest.
Northwest Alberta/Cameron Hills, Northwest Territories
The Northwest Alberta/Cameron Hills, Northwest Territories core area, located in the extreme northwest corner of Alberta and in the Northwest Territories, accounted for approximately 28 percent of Paramount’s production for the year ended December 31, 2006. Production in this area averaged 28.8 MMcfe/d or 4.8 MBoe/d in 2006, comprised of 22.4 MMcf/d of natural gas and 1,063 Bbl/d of crude oil and natural gas liquids. As of December 31, 2006, Paramount’s reported reserves in the Northwest Alberta/Cameron Hills, Northwest Territories area totalled 48.1 Bcfe of proved reserves that were 83 percent natural gas weighted and 12.9 Bcfe of probable reserves that were 63 percent natural gas weighted. Paramount drilled 31 gross wells (22 net wells) in this area in 2006.
Paramount operates approximately 83 percent of its production in this core area. The Company controls one sour gas plant at Bistcho Lake, which also processes gas from Cameron Hills in the Northwest Territories, and one sweet gas plant at East Negus, near Rainbow Lake in Northern Alberta. Paramount also controls an oil battery at Cameron

Hills in the Northwest Territories. Natural gas at the Haro property is produced from an approximately 50 percent owned third-party operated gas plant.
Liard, Northwest Territories/Northeast British Columbia
The Liard, Northwest Territories/Northeast British Columbia core area, located in Northern British Columbia and in the southwestern Northwest Territories, accounted for approximately 11 percent of Paramount’s production for the year ended December 31, 2006. Production in this area averaged 11.5 MMcfe/d or 1.9 MBoe/d in 2006, comprised of 11.3 MMcf/d of natural gas and 25 Bbl/d of natural gas liquids. Reported reserves for the area as of December 31, 2006 totalled 18.0 Bcfe of proved reserves that were approximately 99 percent natural gas weighted and 25.2 Bcfe of probable reserves that were approximately 100 percent natural gas weighted. Paramount drilled 14 gross wells (10 net wells) in this area in 2006.
Paramount operates two gas plants in Northeast British Columbia, at Tattoo and Maxhamish and two dehydration facilities at West Liard in the Northwest Territories. Natural gas is also produced from a third-party operated facility in Clarke Lake, British Columbia. The Company operates approximately 50 percent of its production in this core area.
Southern Alberta, Saskatchewan and USA
This area, known as the Southern core area, accounted for approximately 23 percent of Paramount’s production for the year ended December 31, 2006, and during 2006 the Company drilled 124 gross wells (93 net wells) in the area. Contained in this core area are properties located in Southern Alberta and Southeast Saskatchewan in Canada as well as properties located in Montana and North Dakota in the United States. In recent years, a major focus of this core area has been the targeting of natural gas production from the Horseshoe Canyon coals and Edmonton sands in central Alberta. As of December 31, 2006, Paramount had 91 gross (61 net) shallow coal and sand wells on production which were producing approximately 7.8 MMcf/d gross (5.7 MMcf/d net) at year end.
Total production in the Southern core area averaged 23.8 MMcfe/d or 4.0 MBoe/d in 2006, comprised of 15.2 MMcf/d of natural gas and 1,426 Bbl/d of crude oil and natural gas liquids. As of December 31, 2006, reported reserves in this core area were 69.4 Bcfe of proved reserves that were approximately 72 percent natural gas weighted and 23.9 Bcfe of probable reserves that were approximately 67 percent natural gas weighted. The Company operates approximately 89 percent of its production in this core area.
The Company has a working interest in five gas plants, two of which are operated at Chain/Craigmyle, the others at Sylvan Lake, Brownfield and Long Coulee. Approximately 86 percent of the natural gas produced in the Southern core area is processed at these plants. Approximately 86 percent of the total oil production in the area came from Company-operated batteries.
Northeast Alberta
The Northeast Alberta area accounted for approximately 2 percent of Paramount’s production for the year ended December 31, 2006. Production in this area averaged 2.4 MMcf/d of natural gas and 5 Bbl/d of crude oil and natural gas liquids. Conventional reserves in Northeast Alberta contain 3.0 Bcfe of proved reserves and 38.6 Bcfe of probable reserves, both of which are 100 percent natural gas. Paramount operates approximately 50 percent of its production in this area.
The Northeast Alberta area also encompasses Paramount’s Surmont oil sands leases (see “RESOURCES AND RELATED INFORMATION”). All of the 124 gross wells (62 net wells) drilled in Northeast Alberta in 2006 were oil sands evaluation wells associated with the former NAOSC joint venture properties.

EQUITY INVESTMENTS
The following is a summary of Paramount’s significant investments in trust units and common shares of other entities as of the dates specified. In addition to Paramount’s major properties, these investments constitute a significant portion of the total value of the Company’s assets.
North American Oil Sands Corporation
NAOSC is a private Alberta company formed in 2001. Based on publicly available information, NAOSC has approximately 275,200 gross (271,373 net) acres of oil sands leases situated in the central Athabasca oil sands region and is planning an in-situ bitumen extraction project and an upgrading facility for these leases which NAOSC expects will produce up to 220,000 barrels per day of bitumen using steam assisted gravity drainage (“SAGD”) technology.
Paramount owned approximately 34.1 million common shares of NAOSC as of December 31, 2006, representing approximately 34 percent of NAOSC’s outstanding common shares as of such date. Based on NAOSC’s most recent private placement financing in late 2006, the value of Paramount’s investment in NAOSC as of December 31, 2006 is estimated to be approximately $409 million. All of the NAOSC shares held by Paramount are pledged as security for the Company’s US$150 million Term Loan B Facility.
For information regarding how Paramount came to own its NAOSC common shares, see “GENERAL DEVELOPMENT OF THE BUSINESS — 2006”.
Trilogy Energy Trust
Trilogy was formed in 2005 in connection with the Trust Spinout. Trilogy is a public Canadian energy trust with producing oil and natural gas assets in the Kaybob, Grande Prairie and Marten Creek areas of Alberta. As of December 31, 2006, Trilogy’s production and reserves were approximately 80 percent natural gas weighted.
Paramount owned approximately 15.0 million trust units of Trilogy as of December 31, 2006, representing approximately 16.2 percent of Trilogy’s outstanding trust units as at such date. The market value of Paramount’s investment in Trilogy was approximately $171 million as of December 31, 2006, based on the market price of Trilogy’s trust units on the TSX as of that date. Approximately 12.8 million of the approximately 15.0 million Trilogy trust units owned by Paramount are pledged as security for the Company’s US$213.6 million 2013 Notes.
For information regarding how Paramount came to own its Trilogy trust units, see “GENERAL DEVELOPMENT OF THE BUSINESS — 2005”.
Paramount accounts for its investment in Trilogy using the equity method. As a result, pursuant to National Instrument 51-101 — Standards of Disclosure for Oil & Gas Activities (“NI 51-101”), Paramount is required to disclose information concerning Trilogy’s oil and gas reserves and future net revenue as at December 31, 2006 and certain costs incurred by Trilogy during 2006, based on the Company’s equity interest in Trilogy, separately from its own reserves data and other oil and gas information. This information has been disclosed in APPENDIX C — NATIONAL INSTRUMENT 51-101 EQUITY INVESTMENTS DISCLOSURE. Readers are cautioned that Paramount does not have any direct or indirect interest in or right to the reserves or future net revenue disclosed in APPENDIX C nor does Paramount have any direct or indirect obligation in respect of or liability for the costs incurred by Trilogy disclosed in APPENDIX C. The Company is a unitholder of Trilogy, just like any other unitholder of Trilogy, and, accordingly, the value of the Company’s investment in Trilogy is based on the trading price of Trilogy’s trust units on the TSX.

The attached APPENDIX C has been prepared based solely on publicly disclosed information contained in Trilogy’s annual information form dated March 2, 2007. For additional information regarding Trilogy’s reserves, properties and costs incurred on such properties, reference should be made to Trilogy’s annual information form which is posted on SEDAR (www.sedar.com) and is not incorporated by reference in this annual information form.
MGM Energy Corp.
MGM Energy is a newly formed public Canadian energy company spun out by Paramount in January, 2007. MGM Energy is focused on the acquisition and development of hydrocarbon resources in Canada’s Northwest Territories and Arctic regions. MGM Energy is currently active in the Mackenzie Delta and in the Colville Lake/Sahtu region of the central Mackenzie Valley.
Paramount owned 18.2 million common shares of MGM Energy as of February 28, 2007, representing approximately 51.7 percent of MGM Energy’s outstanding common shares as at such date, or 36.8 percent assuming the exercise of all of MGM Energy’s outstanding warrants. The market value of Paramount’s investment in MGM Energy was approximately $99 million as of February 28, 2007, based on the market price of MGM Energy’s common shares on the TSX as of that date.
For information regarding how Paramount came to own its MGM Energy shares, see “GENERAL DEVELOPMENT OF THE BUSINESS — 2007 Update”.
RESERVES AND OTHER OIL AND GAS INFORMATION
The reserves information provided below is derived from the McDaniel Report. The evaluation by McDaniel was prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and the reserves definitions contained in NI 51-101.
The following tables set forth information relating to Paramount’s working interest share of reserves, net reserves after royalties, and present worth values as at December 31, 2006. The reserves are reported using constant prices and costs as well as forecast prices and costs. Columns and rows may not add up in the following tables due to rounding.
All evaluations of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of Paramount’s properties. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of natural gas, crude oil and NGLs reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual natural gas, crude oil and NGLs reserves may be greater than or less than the estimates provided herein.
Paramount’s Audit Committee, comprised of independent board members, reviews the qualifications and appointment of the independent qualified reserves evaluator. The Audit Committee also reviews the procedures for providing information to the evaluator. All booked reserves are based upon annual evaluation by the independent qualified reserves evaluator.

Reserves Information
Reserves Data — Constant Prices and Costs
The following table summarizes the reserves evaluated at December 31, 2006 using constant prices and costs.

			Light and Medium
	Natural Gas		Crude Oil		Natural Gas Liquids		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(Bcf)	(Bcf)	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBoe)	(MBoe)

Canada
Proved
Developed Producing	84.0	67.1	2,140	1,768	1,008	743	17,144	13,699
Developed Non-Producing	41.1	34.8	394	321	205	155	7,457	6,278
Undeveloped	22.7	19.7	251	184	46	38	4,074	3,502

Total Proved	147.8	121.6	2,785	2,274	1,259	936	28,675	23,479
Total Probable	109.5	83.4	1,816	1,459	906	670	20,971	16,026

Total Proved Plus Probable Canada	257.3	205.0	4,601	3,733	2,165	1,606	49,646	39,505

United States
Proved
Developed Producing	0.4	0.4	2,323	2,310	76	76	2,466	2,453
Developed Non-Producing	—	—	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—	—	—

Total Proved	0.4	0.4	2,323	2,310	76	76	2,466	2,453
Total Probable	0.1	0.1	772	768	27	27	824	820

Total Proved Plus Probable USA	0.5	0.5	3,096	3,079	103	103	3,290	3,273

Total Company
Total Proved	148.2	122.0	5,109	4,584	1,334	1,012	31,140	25,931
Total Probable	109.6	83.5	2,588	2,228	934	697	21,796	16,847

Total Proved Plus Probable Reserves	257.8	205.5	7,697	6,812	2,268	1,709	52,936	42,778

Net Present Value of Future Net Revenue — Constant Prices and Costs
The following table summarizes the net present values of future net revenue attributable to reserves evaluated at December 31, 2006 for the constant prices and costs case. The net present values are reported before income tax and after income tax and have been discounted using rates of 0 percent, 5 percent, 10 percent, 15 percent, and 20 percent.

	Net Present Values of Future Net Revenue, $ Millions
	Before Income Taxes					After Income Taxes
	Discounted at					Discounted at
Reserves Category	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%

Canada
Proved
Developed Producing	383.2	337.7	303.7	277.2	256.0	383.2	337.7	303.7	277.2	256.0
Developed Non-Producing	120.5	93.2	74.6	61.5	51.7	120.5	93.2	74.6	61.5	51.7
Undeveloped	64.5	40.3	26.4	17.9	12.3	64.5	40.3	26.4	17.9	12.3

Total Proved	568.3	471.2	404.7	356.6	320.0	568.3	471.2	404.7	356.6	320.0
Total Probable	456.1	343.7	269.6	218.4	181.6	428.4	325.6	257.4	210.0	175.7

Total Proved Plus Probable Canada	1,024.4	814.9	674.3	575.0	501.7	996.7	796.8	662.2	566.6	495.7

United States
Proved
Developed Producing	98.8	76.2	62.4	53.1	46.5	98.8	76.2	62.4	53.1	46.5
Developed Non-Producing	(0.3)	(0.3)	(0.3)	(0.2)	(0.2)	(0.3)	(0.3)	(0.3)	(0.2)	(0.2)
Undeveloped	—	—	—	—	—	—	—	—	—	—

Total Proved	98.4	75.9	62.1	52.9	46.3	98.4	75.9	62.1	52.9	46.3
Total Probable	32.3	18.1	11.9	8.6	6.6	32.3	18.1	11.9	8.6	6.6

Total Proved Plus Probable US	130.7	94.1	74.0	61.5	52.9	130.7	94.1	74.0	61.5	52.9

Total Company
Total Proved	666.7	547.1	466.8	409.4	366.3	666.7	547.1	466.8	409.4	366.3
Total Probable	488.4	361.8	281.5	227.0	188.3	460.7	343.7	269.3	218.6	182.3

Total Proved Plus Probable Reserves	1,155.1	909.0	748.3	636.5	554.6	1,127.4	890.9	736.2	628.1	548.7

Future Net Revenue — Constant Prices and Costs
The following table summarizes the total undiscounted future net revenue evaluated at December 31, 2006 using constant prices and costs.

						Net		Net
						Revenue		Revenue
Reserves					Well	Before		After
Category			Operating	Development	Abandonment	Income	Income	Income
($ millions)	Revenue	Royalties(1)	Costs	Costs	Costs	Taxes	Taxes	Taxes

Proved	1,284.0	198.1	325.3	63.7	30.2	666.7	—	666.7

Proved Plus Probable	2,163.9	375.9	494.2	107.7	31.0	1,155.1	27.7	1,127.4

(1)	Royalties includes crown royalties, freehold royalties, overriding royalties, mineral taxes, Saskatchewan Capital Surcharge and net profit interest payments.

Future Net Revenue by Production Group — Constant Prices and Costs
The following table summarizes the net present value of future net revenue by production group evaluated at December 31, 2006 using constant prices and costs, discounted at 10 percent.

		Future Net Revenue Before
		Income Taxes
		(discounted at 10%)
Reserves Category	Production Group	($ millions)

Proved	Associated and non-associated gas (1)	332.2
	Light and medium crude oil	134.6

Total Proved		466.8

Proved Plus Probable	Associated and non-associated gas (2)	561.3
	Light and medium crude oil	187.0

Total Proved Plus Probable		748.3

(1)	Includes $39.4 million attributable to NGLs.

(2)	Includes $66.8 million attributable to NGLs.
Reserves Data — Forecast Prices and Costs
The following table summarizes the reserves evaluated at December 31, 2006 using forecast prices and costs.

	Natural Gas		Light and Medium Crude Oil		Natural Gas Liquids		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(Bcf)	(Bcf)	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBoe)	(MBoe)

Canada
Proved
Developed Producing	84.2	67.3	2,138	1,766	1,011	746	17,187	13,722
Developed Non-Producing	41.1	34.5	393	320	205	154	7,457	6,219
Undeveloped	22.7	19.4	251	185	46	37	4,074	3,460

Total Proved	148.0	121.2	2,782	2,270	1,262	936	28,718	23,401
Total Probable	128.4	100.6	1,810	1,455	1,012	744	24,226	18,969

Total Proved Plus Probable Canada	276.5	221.8	4,592	3,724	2,274	1,680	52,944	42,370

United States
Proved
Developed Producing	0.4	0.4	2,317	2,304	76	76	2,460	2,447
Developed Non-Producing	—	—	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—	—	—

Total Proved	0.4	0.4	2,317	2,304	76	76	2,460	2,447
Total Probable	0.1	0.1	769	765	27	27	821	817

Total Proved Plus Probable USA	0.6	0.6	3,086	3,069	103	103	3,281	3,264

Total Company
Total Proved	148.4	121.6	5,099	4,574	1,338	1,012	31,177	25,848
Total Probable	128.6	100.8	2,579	2,220	1,039	771	25,048	19,786

Total Proved Plus Probable Reserves	277.0	222.3	7,678	6,794	2,377	1,783	56,225	45,634

Net Present Value of Future Net Revenue — Forecast Prices and Costs
The following table summarizes the net present values of future net revenue attributable to reserves evaluated at December 31, 2006 for the forecast prices and costs case. The net present values are reported before income tax and after income tax and have been discounted using rates of 0 percent, 5 percent, 10 percent, 15 percent, and 20 percent.

	Net Present Values of Future Net Revenue, $ Millions
	Before Income Taxes					After Income Taxes
	Discounted at					Discounted at
Reserves Category	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%

Canada
Proved
Developed Producing	485.1	422.4	376.6	341.7	314.1	485.1	422.4	376.6	341.7	314.1
Developed Non-Producing	178.9	136.5	108.5	89.0	74.9	178.9	136.5	108.5	89.0	74.9
Undeveloped	107.3	66.1	43.6	30.2	21.6	107.3	66.1	43.6	30.2	21.6

Total Proved	771.2	625.0	528.7	460.8	410.5	771.2	625.0	528.7	460.8	410.5
Total Probable	646.1	477.9	368.6	294.1	241.1	509.4	380.0	295.4	237.4	195.8

Total Proved Plus Probable Canada	1,417.4	1,102.9	897.3	755.0	651.6	1,280.6	1,005.0	824.1	698.2	606.3

United States
Proved
Developed Producing	98.8	76.4	62.6	53.3	46.8	98.8	76.4	62.6	53.3	46.8
Developed Non-Producing	(0.4)	(0.3)	(0.3)	(0.3)	(0.2)	(0.4)	(0.3)	(0.3)	(0.3)	(0.2)
Undeveloped	—	—	—	—	—	—	—	—	—	—

Total Proved	98.5	76.1	62.3	53.1	46.6	98.5	76.1	62.3	53.1	46.6
Total Probable	36.1	19.5	12.5	8.9	6.8	36.1	19.5	12.5	8.9	6.8

Total Proved Plus Probable US	134.6	95.6	74.7	62.0	53.4	134.6	95.6	74.7	62.0	53.4

Total Company
Total Proved	869.7	701.1	591.0	513.9	457.1	869.7	701.1	591.0	513.9	457.1
Total Probable	682.2	497.4	381.1	303.0	247.9	545.5	399.5	307.8	246.2	202.6

Total Proved Plus Probable Reserves	1,551.9	1,198.5	972.1	816.9	705.0	1,415.2	1,100.6	898.8	760.2	659.7

Future Net Revenue — Forecast Prices and Costs
The following table summarizes the total undiscounted future net revenue evaluated at December 31, 2006 using forecast prices and costs.

						Net		Net
						Revenue		Revenue
Reserves					Well	Before		After
Category				Development	Abandonment	Income	Income	Income
($ millions)	Revenue	Royalties(1)	Operating Costs	Costs	Costs	Taxes	Taxes	Taxes

Proved	1,604.5	256.1	374.8	66.1	37.8	869.7	—	869.7

Proved Plus Probable	2,907.4	502.9	666.4	144.6	41.5	1,551.9	136.7	1,415.2

(1)	Royalties includes crown royalties, freehold royalties, overriding royalties, mineral taxes, Saskatchewan Capital Surcharge and net profit interest payments.

Future Net Revenue by Production Group — Forecast Prices and Costs
The following table summarizes the net present value of future net revenue by production group evaluated at December 31, 2006 using forecast prices and costs, discounted at 10 percent.

		Future Net Revenue Before
		Income Taxes
		(discounted at 10%)
Reserves Category	Production Group	($ millions)

Proved	Associated and non-associated gas (1)	457.0
	Light and medium crude oil	134.0

Total Proved		591.0

Proved Plus Probable	Associated and non-associated gas (2)	786.1
	Light and medium crude oil	186.0

Total Proved Plus Probable		972.1

(1)	Includes $40.4 million attributable to NGLs.

(2)	Includes $71.5 million attributable to NGLs.
The following definitions and assumptions form the basis of classification for reserves presented in the McDaniel Report:
a)	Proved Reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
Developed Reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.
Developed Producing Reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
Developed Non-producing Reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.
Undeveloped Reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.
In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.
b)	Probable Reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

c)	Gross Reserves are defined as the Company’s working interest reserves before deduction of any royalties and without including royalty interests.

d)	Net Reserves are defined as the Company’s working interest reserves after deduction of royalties and including royalty interests.

Summary of Pricing and Inflation Rate Assumptions
Summaries of the December 31, 2006 pricing and inflation rate assumptions used in the evaluations by McDaniel are as follows:
Constant Prices and Costs

Natural				Bow River at	Alberta Spot
Gasolines &			Edmonton Light	Hardisty	Natural Gas at
Condensate	Edmonton Butane	Edmonton Propane	Crude Oil	Crude Oil	Field Gate
(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/MMBtu)

71.99	49.10	36.80	67.06	49.66	5.93

Forecast Prices and Costs

	U.S. Henry	Alberta Aggregator		Edmonton Light	Natural Gasolines &				Exchange
	Hub Gas Price	Plantgate	WTI Crude Oil	Crude Oil	Condensate	Edmonton Butane	Edmonton Propane	Inflation Rate	Rate (1)
	(US$/MMbtu)	(Cdn$/MMbtu)	(US$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(%/year)	(US$/Cdn$)

2007	7.40	7.00	62.50	70.80	72.30	51.90	40.40	2%	0.87
2008	7.60	7.25	61.20	69.30	70.80	50.80	40.40	2%	0.87
2009	7.95	7.60	59.80	67.70	69.30	49.60	40.60	2%	0.87
2010	8.05	7.70	58.40	66.10	67.70	48.40	40.20	2%	0.87
2011	8.25	7.90	56.80	64.20	65.80	47.00	39.90	2%	0.87
Thereafter	+ 2% / yr	+ 2% / yr	+ 2% / yr	+ 2% / yr	+ 2% / yr	+ 2% / yr	+ 2% / yr	2%	0.87

(1)	Exchange rates used to generate the benchmark reference prices in this table.
Paramount’s weighted average prices, net of transportation costs, received for 2006 were $7.25/Mcf for natural gas, $62.23/Bbl for crude oil and $60.25/Bbl for natural gas liquids.
Reserves and Future Net Revenue Reconciliations
Reconciliation of Net Reserves, by Principal Product Type using Forecast Prices and Costs
The following table sets forth the reconciliation of Paramount’s net reserves by principal product type for the year ended December 31, 2006 using forecast prices and costs. Net reserves include working interest reserves after royalties.

	Natural Gas			Light & Medium Crude Oil			Natural Gas Liquids
	(Bcf)			(MBbl)			(MBbl)
	Proved	Probable	Total	Proved	Probable	Total	Proved	Probable	Total

January 1, 2006	114.7	100.1	214.9	3,879	1,647	5,526	841	377	1,218
Extensions and discoveries	31.0	29.8	60.8	535	533	1,068	298	526	824
Technical revisions	0.5	(29.2)	(28.7)	1,018	41	1,059	86	(132)	(46)
Acquisitions	0.2	0.1	0.3	1	0	2	1	0	1
Dispositions	(0.0)	—	(0.0)	(2)	(1)	(3)	—	—	—
Production	(24.9)	—	(24.9)	(858)	—	(858)	(214)	—	(214)

December 31, 2006	121.6	100.8	222.3	4,574	2,220	6,794	1,012	771	1,783

Reconciliation of Changes in Future Net Revenue
The following table sets forth the Company’s reconciliation of future net revenue attributable to net proved reserves from January 1, 2006 to December 31, 2006 using constant prices and costs, discounted at 10 percent.

Period/Factor	($ millions)

Present value of future net revenue at January 1, 2006	$693.9
Oil and gas sales during the period net of royalties and production costs	(193.0)
Changes due to prices	(232.0)
Actual development costs during the period	339.9
Changes in future development costs	(370.6)
Changes resulting from extensions, infill drilling and improved recovery	105.3
Changes resulting from acquisitions of reserves	0.7
Changes resulting from dispositions of reserves	(0.1)
Accretion of discount	70.2
Net changes in income taxes	7.9
Changes resulting from technical revisions plus effects of timing	44.6

Present value of future net revenue at December 31, 2006	$466.8

Additional Information Relating to Reserves Data
Undeveloped Reserves
The following table summarizes the Company’s gross proved undeveloped reserves for the most recent five financial years, using forecast prices and costs.

Product	2006	2005	2004	2003	2002

Natural Gas (Bcf)	22.7	18.5	39.9	18.6	26.7
Light and medium crude oil (MBbl)	251	308	308	437	845
Natural Gas Liquids (MBbl)	46	49	289	111	165

Reserves are classified as proved undeveloped if they are expected to be recovered from new wells on previously undrilled acreage with untested reservoir characteristics, or they are reserves from existing wells that require major capital expenditures to bring them on production.
The following table summarizes the Company’s gross probable undeveloped reserves for the most recent five financial years, using forecast prices and costs.

Product	2006	2005	2004	2003	2002

Natural Gas (Bcf)	32.3	37.7	63.9	19.6	49.1
Light and medium crude oil (MBbl)	512	396	621	109	688
Natural Gas Liquids (MBbl)	221	—	299	47	101

Reserves are classified as probable undeveloped when analysis of drilling, geological, geophysical and engineering data does not demonstrate them to be proved under current technology and existing economic conditions; however, this analysis does suggest that there is a likelihood of their existence and future recovery.

Future Development Costs
The following table describes the estimated future development costs deducted in the estimation of future net revenue. The costs are per reserve category and quoted for no discount and a discount rate of ten percent.

Reserve Category	2007E		2008E		2009E		2010E		2011E
($millions)	0%	10%	0%	10%	0%	10%	0%	10%	0%	10%

Proved:
Constant Prices and Costs Case	56.8	54.3	0.7	0.6	0.0	0.0	1.4	1.0	0.1	0.0
Forecast Prices and Costs Case	57.9	55.4	0.7	0.7	0.0	0.0	1.6	1.1	0.1	0.0

Proved & Probable:
Constant Prices and Costs Case	91.4	87.3	3.2	2.9	6.3	5.0	2.0	1.5	0.1	0.0
Forecast Prices and Costs Case	112.0	107.0	17.8	16.1	6.7	5.3	2.2	1.6	0.1	0.0

Paramount expects that funding for future development costs will come from the Company’s cash flow, credit facilities, and, in some cases, equity or debt issues and the sale of non-core assets. Paramount does not anticipate that the costs of funding referred to above will materially affect the disclosed reserves and future net revenues of the Company or will make the development of any of the Company’s properties uneconomic.
Other Oil and Gas Information
Oil and Gas Properties and Wells
For a description of Paramount’s important properties, plants and facilities, see “NARRATIVE DESCRIPTION OF THE BUSINESS — MAJOR PROPERTIES”. As at December 31, 2006, Paramount had an interest in 1,906 gross (971 net) producing and non-producing oil and natural gas wells as follows:

	Producing		Non-producing(1)
	Gross(2)	Net(3)	Gross	Net

Crude oil wells
Alberta	143	70.9	61	29.6
British Columbia	—	—	4	2.3
Saskatchewan	—	—	—	—
Northwest Territories	6	5.4	12	10.3
Montana	30	18.0	6	3.3
North Dakota	48	28.3	3	2.1
Other	—	—	1	0.8

Subtotal	227	122.6	87	48.2

Natural gas wells
Alberta	807	388.0	597	336.3
British Columbia	37	15.5	46	24.2
Saskatchewan	2	—	6	4.0
Northwest Territories	19	15.7	30	12.8
Montana	23	1.6	16	1.2
North Dakota	—	—	—	—
Other	—	—	9	0.9

Subtotal	888	420.8	704	379.4

Total	1,115	543.4	791	427.6

(1)	“Non-producing” wells are wells which Paramount considers capable of production but which, for a variety of reasons including but not limited to a lack of markets and lack of development, cannot be placed on production at the present time.

(2)	“Gross” wells means the number of wells in which Paramount has a working interest or a royalty interest that may be convertible to a working interest.

(3)	“Net” wells means the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage working interest therein.

Properties With No Attributed Reserves
The following table sets forth Paramount’s land position at December 31, 2006. The Company’s holdings at December 31, 2006 totalled approximately 4.2 million gross (2.7 million net) acres (1). Approximately 82 percent of the Company’s gross land holdings are considered undeveloped and approximately 41 percent of the undeveloped land is located in Alberta.

(thousands of acres)	Gross(2)	Net(3)

Undeveloped Land (1)
Alberta	1,419	1,000
British Columbia	227	173
Saskatchewan	7	4
Northwest Territories	1,643	1,040
Montana	73	24
North Dakota	49	41
Other	9	1

Subtotal	3,427	2,285

Acreage Assigned Reserves
Alberta	623	358
British Columbia	42	16
Saskatchewan	5	3
Northwest Territories	34	25
Montana	14	5
North Dakota	18	11

Subtotal	737	417

Total Acres (1)	4,164	2,702

(1)	Excludes acreage offshore the East Coast of Canada, the continuation of which is presently in dispute.

(2)	“Gross” acres means the total acreage in which Paramount has working interests or royalty interests, some of which may be converted to working interests.

(3)	“Net” acres means the number of acres obtained by multiplying the gross acres by Paramount’s working interest therein.
As of December 31, 2006, the Company had approximately 291,657 gross acres (175,713 net acres) of undeveloped lands that were due to expire in 2007. Of the total, approximately 278,569 gross acres (164,995 net acres) were in Canada, with the remainder in the United States.
In the Colville Lake/Sahtu exploration area, Paramount had, at December 31, 2006, approximately 964,000 net acres of undeveloped land that is subject to five separate work commitments totaling $29.2 million. As of December 31, 2006, Paramount had letters of credit totaling $5.5 million posted in respect of these work commitments. These partially fulfilled commitments were transferred to MGM Energy as part of the MGM Energy Spinout, and Paramount subsequently transferred the associated letters of credit to MGM Energy. In addition, Paramount had certain work commitments under the Farm-In as at December 31, 2006. The farmee is required to pay a total of $11 million in 2007 for lease and exploration license continuation payments, and is also required to make an additional $10 million payment in 2010 ($5 million for each Inuvik Block) if certain drilling requirements have not been met prior to August 1, 2010. It is expected that the farmee will meet the drilling requirements and avoid this additional payment. These commitments were transferred to MGM Energy as part of the MGM Energy Spinout; however, Paramount continues to be jointly and severally liable for the obligations of MGM Energy under the Farm-In to the extent such obligations are not satisfied by MGM Energy (see “RISK FACTORS — Paramount is jointly and severally liable for obligations under the Farm-In even though it has no rights under the Farm-In since it has been assigned to MGM Energy”).

Abandonment and Reclamation Costs
Abandonment and reclamation costs are estimated by Paramount taking into consideration the costs associated with remediation, decommissioning, abandonment and reclamation, as well as the salvage values of existing equipment. These costs are adjusted to reflect working interests held, and are time discounted in accordance with the requirements of NI 51-101. Costs and salvage values are attributed individually to particular assets and aggregated to determine total liability. In estimating these costs, other than those associated with remediation, reference is made to third party environmental reports and publications including AEUB Directives 006 and 011, as well as the Controlled Materials Price Catalogue (published annually by the Petroleum Accountants Society of Canada). If these third party estimates are believed to be low, higher internally generated estimates are used, based on previous experience including internal expenditures and spill reports. Estimated remediation, abandonment and reclamation costs are then increased to reflect environmental liability estimates.
As at December 31, 2006, the Company had approximately 991.5 net wells, including service wells, for which abandonment and reclamation costs are expected to be incurred.
The Company’s estimates of abandonment and reclamation costs, net of estimated salvage value, for surface leases, wells, facilities and pipelines, undiscounted and discounted at 10 percent, are $102.1 million and $38.6 million, respectively. The future net revenue disclosed in this annual information form does not contain an allowance for abandonment and reclamation costs for surface leases, facilities and pipelines. The McDaniel Report deducted $41.5 million (undiscounted) and $14.5 million (10 percent discount) for abandonment and reclamation costs for wells only (forecast prices and costs case).
The Company expects to pay approximately $1 million per year for abandonment and reclamation costs in each of the next three financial years.
Tax Horizon
Based on the current tax regime, and the Company’s available tax pools and anticipated level of operations, Paramount does not expect to be cash taxable in the near future.
Costs Incurred
The following table summarizes, for the periods indicated, the costs incurred by Paramount for property acquisitions and exploration and development costs.

Cost Type (1)
($ millions)	2006	Q4	Q3	Q2	Q1

Acquisitions (corporate and property)
Proved properties	10.3	—	—	10.3	—
Unproved properties	65.2	7.1	10.7	10.7	36.7
Exploration	87.5	27.0	11.5	12.3	36.7
Development (including facilities)	339.9	76.8	83.6	60.4	119.1

Total	502.9	110.9	105.8	93.7	192.5

(1)	Excludes corporate general and administrative asset capital expenditures and Drillco capital expenditures.

Exploration and Development Activities
The following table summarizes the results of Paramount’s drilling activity for the year ended December 31, 2006. The working interest in certain of these wells may change after payout.

	Gross(1)	Net(2)

Development Wells(3)
Gas	178	114
Oil	14	6
Dry	10	7
Oilsands evaluation	124	62

Subtotal	326	189

Exploratory Wells(4)
Gas	57	33
Oil	6	4
Dry	9	5

Subtotal	72	42

Total Wells	398	231

Success Rate(5)	93%	93%

(1)	“Gross” wells means the number of wells in which Paramount has a working interest or a royalty interest that may be converted to a working interest.

(2)	“Net” wells means the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage working interest therein.

(3)	“Development” well is a well drilled within or in close proximity to a discovered pool of petroleum or natural gas.

(4)	“Exploratory” well is a well drilled either in search of a new and as yet undiscovered pool of petroleum or natural gas or with the expectation of significantly extending the limit of a pool that is partly discovered.

(5)	Success rate excludes oil sands evaluation wells.
The total 2007 capital budget for exploration, development and production is estimated to be approximately $300 million, excluding land purchases. Much of the activity in 2007 is expected to occur in the Kaybob area, focusing on an aggressive drilling program in this growth area, and in the Southern area, focusing on coalbed methane in Alberta and other drilling opportunities in the United States.
The following table describes the estimated 2007 capital budget for exploration, development and production:

2007E
Area	($millions)

Kaybob	$140
Grande Prairie	$20
Northern (Northwest Alberta/Cameron Hills, NWT & Liard, NWT/Northeast British Columbia)	$35
Southern Alberta, Saskatchewan and USA	$70
Heavy Oil	$15
Surmont	$20

Total	$300

(1)	McDaniel has estimated Paramount’s capital expenditures on proved and probable reserves to be $112 million in their evaluation (forecast prices and costs case).

Production Estimates
The following table summarizes the total estimated production for 2007 from the McDaniel Report using constant prices and costs.

	Estimated Production — Constant Prices and Costs
	Proved		Proved Plus Probable
	Gross (1)	Net (2)	Gross (1)	Net (2)

Canada
Natural gas (MMcf)	32,990	25,216	40,701	30,770
Light and medium crude oil (MBbl)	833	659	973	768
Natural gas liquids (MBbl)	344	249	491	351

Total Canada (MBoe)	6,676	5,111	8,247	6,247

United States
Natural gas (MMcf)	83	83	96	96
Light and medium crude oil (MBbl)	312	309	336	333
Natural gas liquids (MBbl)	13	13	15	15

Total USA (MBoe)	339	336	367	364

Total Production (MBoe)	7,015	5,447	8,615	6,611

(1)	“Gross” production represents Company working interest before deduction of royalties.

(2)	“Net” production represents Company working interest after deduction of royalties.
The following table summarizes the total estimated production for 2007 from the McDaniel Report using forecast prices and costs. The forecast prices used are derived from the McDaniel Report and are outlined above.

	Estimated Production — Forecast Prices and Costs
	Proved		Proved Plus Probable
	Gross (1)	Net (2)	Gross (1)	Net (2)

Canada
Natural gas (MMcf)	33,044	25,206	41,765	31,462
Light and medium crude oil (MBbl)	836	661	976	769
Natural gas liquids (MBbl)	345	250	515	369

Total Canada (MBoe)	6,688	5,112	8,452	6,381

United States
Natural gas (MMcf)	84	84	97	97
Light and medium crude oil (MBbl)	312	309	336	333
Natural gas liquids (MBbl)	13	13	15	15

Total USA (MBoe)	339	336	368	364

Total Production (MBoe)	7,027	5,447	8,820	6,745

(1)	“Gross” production represents Company working interest before deduction of royalties.

(2)	“Net” production represents Company working interest after deduction of royalties.

Production History
The following table summarizes daily sales volume results for Paramount before the deduction of royalties on a quarterly and annual basis for 2006 (1).

	2006	Q4	Q3	Q2	Q1

SALES — Canada
Produced gas (MMcf/d)	81.2	78.5	81.1	82.7	82.6
Light and medium crude oil (Bbl/d)	1,925	1,861	2,220	1,827	1,786
Natural gas liquids (Bbl/d)	821	1,171	784	741	585

SALES — United States
Produced gas (MMcf/d)	0.4	0.5	0.3	0.5	0.3
Light and medium crude oil (Bbl/d)	880	876	872	835	939
Natural gas liquids (Bbl/d)	27	29	26	21	31

SALES — Total
Produced gas (MMcf/d)	81.6	79.0	81.4	83.2	82.9
Light and medium crude oil (Bbl/d)	2,805	2,737	3,092	2,662	2,725
Natural gas liquids (Bbl/d)	848	1,200	810	761	616

(1)	NI 51-101 requires all reported petroleum and natural gas production to be measured in marketable quantities, with adjustments for heat content included in the commodity price reported. As such, natural gas production volumes are measured in marketable quantities, with adjustments for heat content and transportation reflected in the reported natural gas price.
The following table summarizes the average netbacks, by product, on a quarterly and annual basis for 2006.

	Net Product Price Results — 2006
	2006	Q4	Q3	Q2	Q1

Produced gas ($/Mcf)
Price, net of transportation	7.25	6.75	6.65	6.55	8.93
Royalties	(1.10)	(0.79)	(0.67)	(0.93)	(2.00)
Operating costs(2)	(1.93)	(1.72)	(2.01)	(2.01)	(1.99)

Netback excluding realized financial instruments	4.22	4.24	3.97	3.61	4.94

Realized financial instruments	1.45	1.24	0.48	4.13	(0.08)

Netback including realized financial instruments	5.67	5.48	4.45	7.74	4.86

Total conventional oil ($/Bbl)
Price, net of transportation	62.23	58.46	68.83	64.71	58.30
Royalties	(9.80)	(14.45)	(11.84)	(7.14)	(5.28)
Operating costs(2)	(10.71)	(9.90)	(10.61)	(11.19)	(11.20)

Netback excluding realized financial instruments	41.72	34.11	46.38	46.38	41.82

Realized financial instruments	(1.12)	4.71	(3.40)	(4.12)	(1.51)

Netback including realized financial instruments	40.60	38.82	42.98	42.26	40.31

Natural gas liquids ($/Bbl)
Price, net of transportation	60.25	54.07	64.70	70.96	60.31
Royalties	(16.86)	(22.64)	(15.71)	(14.24)	(10.16)
Operating costs(2)	(10.72)	(9.54)	(12.77)	(10.64)	(10.42)

Netback	32.67	21.89	36.22	46.08	39.73

(1)	NI 51-101 requires all reported petroleum and natural gas production to be measured in marketable quantities, with adjustments for heat content included in the commodity price reported. Accordingly, natural gas production volumes are measured in marketable quantities, with adjustments for heat content and transportation reflected in the reported natural gas price.

(2)	Operating costs include all costs related to the operation of wells, facilities and gathering systems. Processing revenue has been deducted from these costs.

The following table summarizes sales volumes from Paramount’s major producing properties for the year ended December 31, 2006.

Production Volume	2006

Natural gas (MMcf)
Kaybob	5,570
Grande Prairie	5,480
Northwest Alberta/Cameron Hills, NWT	8,181
Liard, NWT/Northeast British Columbia	4,142
Southern Alberta, Saskatchewan and USA	5,554
Northeast Alberta	866

Total	29,793

Light and medium crude oil (MBbl)
Kaybob	39
Grande Prairie	155
Northwest Alberta/Cameron Hills, NWT	365
Liard, NWT/Northeast British Columbia	—
Southern Alberta, Saskatchewan and USA	463
Northeast Alberta	2

Total	1,024

Natural gas liquids (MBbl)
Kaybob	127
Grande Prairie	93
Northwest Alberta/Cameron Hills, NWT	23
Liard, NWT/Northeast British Columbia	9
Southern Alberta, Saskatchewan and USA	57
Northeast Alberta	—

Total	309

RESOURCES AND RELATED INFORMATION
Paramount retained McDaniel to evaluate and prepare a report on Paramount’s 100 percent interest in its oil sands resources at Surmont as at December 31, 2006. McDaniel reported on such evaluation in their report (the “McDaniel Surmont Report”) dated January 17, 2007. The resources information provided below is derived from the McDaniel Surmont Report. The evaluation by McDaniel was completed in accordance with the standards and procedures contained in the COGE Handbook and the resources definitions in NI 51-101.
The tables below summarize the estimated volumes and net present values attributable to Paramount’s Surmont oil sands resources as of December 31, 2006 as evaluated by McDaniel, as well as Paramount’s current estimates of its initial and fully developed daily production from such interests.

Contingent Resources(1)			Initial Production	Fully Developed
(MMBbl)(2)			(MBbl/d)(3)	Production (MBbl/d)
(Estimate) (4)
Low	Best	High

353	409	473	10	45

Notes:

(1)	Contingent resources are those quantities of bitumen estimated to be potentially recoverable from known accumulations but are classified as a resource rather than a reserve primarily due to the absence of regulatory approvals, detailed design estimates and near term development plans. There is no certainty that it will be economically viable or technically feasible to produce any portion of these resources.

(2)	MMBbl means millions of barrels.

(3)	MBbl/d means thousands of barrels per day.

(4)	Low, Best and High Estimates reflect P90 (conservative), P50 (most likely) and P10 (optimistic) confidence levels, respectively.

NPV Discounted
NPV(1) Discounted at 10%			at 6%
($ millions)			($ millions)
(Estimate)
Low	Best	High	Best Estimate

138	454	752	1,240

Note:

(1)	NPV means net present value and has been calculated before tax. The calculation considers such items as revenues, royalties, operating costs, abandonment costs and capital expenditures. The calculation does not consider general and administrative costs. All NPVs are calculated assuming natural gas is used as a fuel for steam generation. Revenues were calculated based on McDaniel’s price forecast as of January 1, 2007.
The table below summarizes the estimated net present value per barrel of oil attributable to Paramount’s Surmont oil sands resources as of December 31, 2006 calculated by Paramount using the estimates from, and based on the assumptions contained in, the McDaniel Surmont Report. These estimated net present values do not represent fair market value.

NPV Discounted at 10%			NPV Discounted at 6%
($/Bbl)			($/Bbl)
(Estimate)
Low	Best	High	Best Estimate

$0.39	$1.11	$1.59	$3.03

Paramount’s Surmont oil sands leases are located in the Athabasca Oil Sands region of Alberta in Township 81, Range 5, West of the 4th meridian. Paramount has a 100 percent interest in approximately 7,680 acres in this area. The Surmont oil sands leases have expiry dates ranging from 2016 to 2021 unless such leases are producing at that time, in which case the leases will continue with royalties payable to the Alberta government.
In the first quarter of 2007, Paramount plans to spend approximately $20 million to drill 43 additional oil sands evaluation wells (at an approximate cost of $300,000 per evaluation well) and acquire five square miles of 3D seismic in the Surmont area. Wells drilled by Paramount target the Cretaceous McMurray oil sands for bitumen at a depth of approximately 225 meters. Paramount has commenced front-end engineering design of an initial 10 MBbl/d oil sands development project for this area, with potential steam injection as early as 2010.
The bitumen resource at Surmont is contained in one continuous pool which McDaniel assessed to hold 409 million barrels of resource (best estimate) as of December 31, 2006 in the McDaniel Surmont Report. The estimated cost to drill one SAGD well pair to depth is approximately $2.5 million.
Paramount’s Surmont oil sands leases immediately offset the ConocoPhillips/Total Surmont oil sands leases. Based on publicly available information, the ConocoPhillips/Total Surmont project is currently producing from a pilot project and is nearing the commercial production stage. Several bitumen blend options exist to transport potential production from Surmont; however, transportation arrangements have not yet been finalized.
For risks relating to Paramount’s exploration and development of its Surmont oil sands leases, see “RISK FACTORS — Exploration and development of Paramount’s Surmont oil sands project is subject to many risks and uncertainties”.

GENERAL
Competitive Conditions
The petroleum and natural gas industry is highly competitive. Paramount competes with numerous other participants in the search for and acquisition of crude oil and natural gas properties and in the marketing of these commodities. Competition is particularly intense in the acquisition of prospective oil and natural gas properties and reserves. Paramount’s competitive position depends upon its geological, geophysical and engineering expertise and its financial resources. In addition, successful reserve replacement in the future will depend not only on the further development of present properties, but also on the ability to select and acquire suitable prospects for exploratory drilling and development.
Paramount has firm service for most of its natural gas production as opposed to interruptible service on pipeline systems. The Company closely monitors the daily production from all of its plants to ensure that contractual obligations will be met. Balancing contractual commitments, natural gas sales are directed to those markets where the Company will receive the highest netback.
Employees
At December 31, 2006 Paramount had 179 full-time head office employees and 73 full-time employees at field locations. The Company also engages a number of contractors and service providers. Paramount’s compensation of full-time employees includes a combination of salary, cash and/or stock bonuses, benefits and participation in either a stock option plan or a Company-assisted share purchase savings plan. Amounts contributed by Paramount are utilized by the plan trustee to purchase shares of the Company under the stock incentive plan and savings plan.
Environmental Protection
The oil and natural gas industry is governed by environmental requirements under both Canadian and United States federal, provincial, state and municipal laws, regulations and guidelines, which restrict and/or prohibit the release of emissions or pollutants and regulate the storage, handling, transportation and disposal of various substances produced or utilized in association with oil and gas industry operations.
The tenet of Paramount’s environmental policy is to protect the environment, maintain public health and safety, and comply with all applicable environmental laws, regulations and standards. Paramount will do all that it reasonably can to ensure that sound environmental, health and safety practices are followed in all of its operations and activities.
Paramount’s environmental, health and safety programs are guided by a committee of the board of directors, comprised of three non-management directors of the Company, to ensure that this policy is supported. These programs apply to all employees of Paramount. The Company monitors all activities and makes reasonable efforts to ensure that companies who provide services to Paramount will operate in a manner consistent with its environmental policy.

DIRECTORS AND OFFICERS
The following information is provided for each director and executive officer of Paramount as at the date of the annual information form:
DIRECTORS

Names and Municipality of Residence	Director Since	Principal Occupation for Past Five Years
Clayton H. Riddell(1)(6) Calgary, Alberta, Canada	1978	Chairman of the Board and Chief Executive Officer of Paramount

James H.T. Riddell(2)(6) Calgary, Alberta, Canada	2000	President and Chief Operating Officer of Paramount since June 2002. Prior thereto, Mr. Riddell held various positions with Paramount

John C. Gorman(3)(4) Calgary, Alberta, Canada	2002	Business Executive

Dirk Jungé, C.F.A.(4) Bryn Athyn, Pennsylvania, United States	2000	Chairman and Chief Executive Officer, Pitcairn Trust Company (a trust company)

David M. Knott Mill Neck, New York, United States	1998	General Partner, Knott Partners, L.P. (an investment management firm)

Wallace B. MacInnes, Q.C.(1)(3)(4)(5) Calgary, Alberta, Canada	1978	Retired. Previously, Counsel to Gowling Lafleur Henderson LLP (a national law firm)

Violet S.A. Riddell Calgary, Alberta, Canada	1978	Business Executive

Susan L. Riddell Rose Calgary, Alberta, Canada	2000	President and Chief Executive Officer of Paramount Energy Operating Corp., a wholly-owned subsidiary of Paramount Energy Trust (a public energy trust). Previously, Corporate Operating Officer of Paramount

John B. Roy(1)(3)(4)(5) Calgary, Alberta, Canada	1981	Independent Businessman. Previously, Vice-President and Director, Investment Banking, Jennings Capital Inc. (an investment banking firm)

Alistair S. Thomson(3)(4) Sidney, British Columbia, Canada	1992	President, Touche Thomson & Yeoman Investment Consultants Ltd. (an investment consulting firm)

Bernhard M. Wylie(5) Calgary, Alberta, Canada	1978	Business Executive

Notes:

(1)	Member of the Compensation Committee of Paramount’s board.

(2)	Mr. Riddell was a director of Jurassic Oil and Gas Ltd. (“Jurassic”), a private oil and gas company, within one year prior to such company becoming bankrupt. Jurassic’s bankruptcy was subsequently annulled.

(3)	Member of the Audit Committee of Paramount’s board.

(4)	Member of the Corporate Governance Committee of Paramount’s board.

(5)	Member of the Environmental, Health and Safety Committee of Paramount’s board.

(6)	Messrs C. H. Riddell and J. H. T. Riddell hold executive offices with the general partner and administrator of Trilogy and with MGM Energy. Substantial time is devoted to their offices in Trilogy and MGM Energy, however, they are not paid a salary by Trilogy or MGM Energy therefore such offices are not considered their principal occupation.

EXECUTIVE OFFICERS

Names and Municipality of Residence	Office	Principal Occupation for Past Five Years
Clayton H. Riddell(1)(2) Calgary, Alberta, Canada	Chief Executive Officer	Chairman of the Board and Chief Executive Officer of Paramount. Mr. Riddell was also President of Paramount until June 2002

James H.T. Riddell(1)(2) Calgary, Alberta, Canada	President and Chief Operating Officer	President and Chief Operating Officer of Paramount since June 2002. Prior thereto, Mr. Riddell held various positions with Paramount

Bernard K. Lee(2) Calgary, Alberta, Canada	Chief Financial Officer	Chief Financial Officer of Paramount since May 2003. Prior thereto, Mr. Lee held a variety of senior positions with Alberta Energy Company Ltd. and its successor EnCana Corporation (both public oil and gas exploration and production companies), the last senior position being Vice-President & Corporate Advisor, Business Ventures, Corporate Development

Charles E. Morin(2) Calgary, Alberta, Canada	Corporate Secretary	Corporate Secretary, General Counsel and Manager, Land of Paramount.

Notes:

(1)	Messrs C. H. Riddell and J. H. T. Riddell hold executive offices with Trilogy Energy Ltd., the general partner of Trilogy’s partnership and administrator of Trilogy and Trilogy’s trust subsidiary. Substantial time is devoted to their offices in Trilogy Energy Ltd., however they are not paid a salary therefore such offices are not considered their principal occupation.

(2)	Messrs C. H. Riddell, J. H. T. Riddell, B. K. Lee and C. E. Morin hold executive offices with MGM Energy. Substantial time is devoted to their offices in MGM Energy, however they are not paid a salary by MGM Energy therefore such offices are not considered their principal occupation. A portion of the salaries paid to Messrs B.K. Lee and C. E. Morin by Paramount (as officers and employees of Paramount) is allocated to, and reimbursed by, MGM Energy for services rendered by these individuals as officers of MGM Energy pursuant to a services agreement.
As at December 31, 2006, the directors and officers of the Company as a group beneficially owned or controlled, directly or indirectly, 37,588,313 Common Shares, representing approximately 53.5 percent of the 70,278,975 Common Shares outstanding at such date.
Certain directors and officers of Paramount are also directors and/or officers and/or significant shareholders of other companies or entities engaged in the oil and gas business generally and which, in certain cases, own interests in oil and gas properties in which Paramount holds, or may in the future hold, an interest. As a result, situations may arise where such individuals have a conflict of interest. Such conflicts of interest will be resolved in accordance with Paramount’s governing corporate statute, the Business Corporations Act (Alberta), and Paramount’s internal policies respecting conflicts of interest. The Business Corporations Act (Alberta) requires that a director or officer of a corporation who is party to a material contract or proposed material contract with the corporation, or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the corporation, disclose in writing to the corporation or request to have entered into the minutes of meetings of directors the nature and extent of the director’s or officer’s interest; and, if a director, that he or she not vote on any resolution to approve the contract, except in certain circumstances. The Business Corporations Act (Alberta) also requires that a corporation’s directors and officers act honestly and in good faith with a view to the best interest of the corporation. Paramount’s internal policies respecting conflicts of interest require that directors and officers of Paramount avoid putting themselves in a conflict of interest position and, if such a position arises, that disclosure of such position be made so that Paramount can approve or disapprove such position, with disapproved conflict of interest positions requiring immediate cessation by the director or officer.
Additionally, certain conflicts of interest could arise as a result of the relationships between Paramount and Trilogy. Pursuant to a services agreement, Paramount’s wholly-owned partnership (Paramount Resources) provides certain operational, administrative and other services to a wholly-owned subsidiary of Trilogy (Trilogy Energy Ltd.) to assist in performing its duties and obligations as general partner of Trilogy’s oil and gas partnership and as administrator of Trilogy and Trilogy’s subsidiary Trilogy Holding Trust. The directors and officers of Paramount and Trilogy Energy Ltd. have fiduciary duties to manage Paramount and Trilogy Energy Ltd., respectively, in a manner beneficial to Paramount and Trilogy Energy Ltd., respectively. Trilogy Energy Ltd., as administrator of Trilogy, has a duty to administer the affairs of Trilogy with a view to the best interests of Trilogy, and as the general partner of Trilogy’s partnership, Trilogy Energy Ltd. has a fiduciary duty to manage the partnership in a manner beneficial to all the partners of the partnership, including Trilogy Holding Trust and indirectly, Trilogy. The duties of the directors and officers of Trilogy Energy Ltd. and Paramount to those entities may come into conflict with the interests of Paramount’s shareholders. Under the services agreement with Trilogy, Paramount is reimbursed for all reasonable costs (including expenses of a general and administrative nature).
The following individuals hold director and/or officer positions in both Paramount and Trilogy:

Individual	Paramount	Trilogy

Clayton H. Riddell	Director, Chairman of the Board and Chief Executive Officer	Director and Chairman of the Board

James H.T. Riddell	Director, President and Chief Operating Officer	Director, President and Chief Executive Officer
Certain conflicts of interest could also arise as a result of the relationship between Paramount and MGM Energy. Pursuant to a services agreement, Paramount Resources Ltd. provides certain operational, administrative and other services to MGM Energy to assist MGM Energy in performing its duties and obligations. The directors and officers of Paramount and MGM Energy have fiduciary duties to manage Paramount and MGM Energy, respectively, in a manner beneficial to Paramount and MGM Energy, respectively. The duties of the directors and officers of MGM Energy and Paramount to those entities may come into conflict with the interests of Paramount’s shareholders. Under the services agreement with MGM Energy, Paramount is reimbursed for all reasonable costs incurred in providing the services to MGM Energy, including expenses of a general and administrative nature, plus 10 percent of such costs.
The following individuals hold director and/or officer positions in both Paramount and MGM Energy:

Individual	Paramount	MGM Energy

Clayton H. Riddell	Director, Chairman of the Board and Chief Executive Officer	Director and Chief Executive Officer

James H.T. Riddell	Director, President and Chief Operating Officer	Director and Executive Chairman

Bernard K. Lee	Chief Financial Officer	Chief Financial Officer

Charles E. Morin	Corporate Secretary	Corporate Secretary

AUDIT COMMITTEE INFORMATION
The full text of the audit committee’s charter is included in APPENDIX D of this annual information form.
Composition of the Audit Committee
The audit committee consists of 4 members, all of whom are independent and financially literate. The relevant education and experience of each audit committee member is outlined below:
J.B. Roy
Mr. Roy has been a director of the Company since 1981. He is an independent businessman. Prior to December 1, 2003, he was Vice-President and Director, Investment Banking of Jennings Capital Inc. From 1970 to 1996, he held various positions at Greenshields Incorporated and its successor, Richardson Greenshields of Canada Ltd. Mr. Roy graduated from Queen’s University with a Bachelor of Science degree in Mechanical Engineering and received a Diploma in Management from McGill University. He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.
W. B. MacInnes
Mr. MacInnes has been a director of the Corporation since 1978. From 2001 to 2004 he was counsel to Gowling Lafleur Henderson llp. Prior thereto he was a partner with, and counsel to, Ballem MacInnes llp. Mr. MacInnes graduated from the University of Manitoba with a Bachelor of Laws (Honours) degree and is a member of the Canadian Bar Association.
J. C. Gorman
Mr. Gorman has been a director of the Company since 2002. He was the President and Chief Executive Officer of an energy trading, marketing and financial services company from 1996 to 2000. Previously, he was a corporate banker with Bank of Montreal from 1972 to 1996, retiring as Senior Vice President, Natural Resources Group. Mr. Gorman obtained a Bachelor of Arts degree from the University of Ottawa and a Master of Business Administration degree from the University of Western Ontario.
A. S. Thomson
Mr. Thomson has been a director of the Company since 1992. He is the President of Touche Thomson & Yeoman Investment Consultants Ltd. Mr. Thomson graduated from the University of St. Andrews with a Master of Arts (Honours) degree in Political Economy and Geography. He is a former President of both the Alberta Society of Financial Analysts and the Economics Society of Alberta.
Pre-Approval Policies and Procedures
The Company’s audit committee has adopted the following policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by Ernst & Young LLP:
The audit committee has delegated authority to the Chairman of the audit committee to pre-approve the provision of non-prohibited audit and non-audit services by Ernst & Young LLP not otherwise pre-approved by the full audit committee, including the fees and terms of the proposed services (“Delegated Authority”). All pre-approvals granted pursuant to Delegated Authority must be presented by the Chairman to the full audit committee at its next meeting. All proposed services and the fees payable in connection with such services that have not already been pre-approved must be pre-approved by either the audit committee or pursuant to Delegated Authority.

Of the fees reported below under the heading “External Auditor Service Fees”, none of the fees billed by Ernst & Young LLP were approved by the audit committee pursuant to an available de minimis exemption.
External Auditor Service Fees
The following table provides information about the fees billed to the Company for professional services rendered by Ernst & Young LLP during fiscal 2006 and 2005:

($thousands)	2006	2005

Audit Fees	993	550
Audit-Related Fees	9	6
Tax Fees	—	1
All Other Fees	—	—

Total	1,002	557

Audit Fees. Audit fees consist of fees for the audit of the registrant’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.
Audit-Related Fees. Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the registrant’s financial statements and are not reported as Audit Fees. During fiscal 2006 and 2005, the services provided in this category included the completion of an audit of the financial statements of a subsidiary of the Company.
Tax Fees. Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2005, the services provided in this category included assistance and advice in relation to research and advice on certain tax matters.
DESCRIPTION OF SHARE CAPITAL
The Company’s authorized share capital as of the date hereof consists of an unlimited number of Class A Common Shares, an unlimited number of Class X Preferred Shares, an unlimited number of Class Y Preferred Shares, an unlimited number of Class Z Preferred Shares and an unlimited number of preferred shares, issuable in series. As of December 31, 2006, only 70,278,975 Class A Common Shares and 34,157,780 Class X Preferred Shares were issued and outstanding, with the Class X Preferred Shares being held by a wholly-owned subsidiary of Paramount. The Class X Preferred Shares and Class Z Preferred Shares were created and used to facilitate the Trust Spinout and the Class Y Preferred Shares were created and used to facilitate the MGM Energy Spinout. At Paramount’s annual and special meeting of shareholders scheduled for May 16, 2007, the Company will be seeking the approval of shareholders to remove the Class X Preferred Shares, Class Y Preferred Shares and Class Z Preferred Shares from the Company’s authorized share capital to simplify the Company’s authorized share capital.
Class A Common Shares
The holders of the Class A Common Shares are entitled to receive dividends if, as and when declared by the board of directors of the Company. The holders of the Class A Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company. Holders are entitled to one (1) vote in respect of each Class A Common Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series at such meeting; provided that if the Company fails to pay the full amount of any dividend declared by the board of directors of the Company on the Class A Common Shares on the date specified for payment of such dividend, then, for so long as any dividends remain in arrears on the Class A Common Shares, the holders of the Class A Common

Shares shall be entitled to two (2) votes in respect of each Class A Common Share held at all meetings of the shareholders of the Company. In the event of liquidation, dissolution or winding up of the Company or other distributions of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Class A Common Shares will be entitled, subject to preferences accorded to holders of any class or series of preferred shares, to participate ratably in any distribution of the assets of the Company.
Class X Preferred Shares
The rights, privileges and restrictions attaching to these securities are set forth in Appendix 1 of the Plan of Arrangement attached to the Certificate of Registration of Restated Articles of the Company and filed on SEDAR on April 6, 2005 under the category “Security holders documents”, which description is incorporated by reference herein.
Class Y Preferred Shares
The rights, privileges and restrictions attaching to these securities are set forth in Appendix 1 of the Plan of Arrangement attached to the Certificate of Amendment and Registration of Restated Articles of the Company and filed on SEDAR on January 26, 2007 under the category “Security holders documents”, which description is incorporated by reference herein.
Class Z Preferred Shares
The rights, privileges and restrictions attaching to these securities are set forth in Appendix 1 of the Plan of Arrangement attached to the Certificate of Registration of Restated Articles of the Company and filed on SEDAR on April 6, 2005 under the category “Security holders documents”, which description is incorporated by reference herein.
Preferred Shares, Issuable in Series
Preferred shares are non-voting and may be issued in one or more series. The board of directors may determine the designation, rights, privileges restrictions and conditions attached to each series of preferred shares before the issue of such series.
CREDIT RATINGS
The following table outlines the ratings of the Company and its debt securities as of December 31, 2006.

Standard &
	Poor’s Ratings	Moody’s Investors
	Services (“S&P”)	Service (“Moody’s”)

Long-Term/Issuer Rating	CCC+	Caa1
2013 Notes	CCC	Caa2
Term Loan B Facility	CCC+	Caa1
Outlook	Stable	Stable
A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.
S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of CCC by S&P is the seventh highest of ten categories and indicates that the obligor is currently vulnerable, and is dependent upon favourable business, financial and economic conditions to meet its financial commitments. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category.
Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Caa by Moody’s is the seventh highest of nine categories and is assigned to debt securities which are judged to be of poor standing and are subject to very high credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.
MARKET FOR SECURITIES
The Common Shares of Paramount are listed on the TSX under the trading symbol “POU”. The following table outlines the share price trading range and volume of shares traded by month in 2006.

	Price Range
	($ per share)
2006	High	Low	Trading Volume

January	36.49	28.51	3,866,216
February	40.30	33.04	3,345,532
March	46.84	36.00	5,611,645
April	47.75	41.33	3,025,060
May	44.40	35.84	2,518,676
June	39.32	32.21	2,903,153
July	37.93	31.83	2,196,623
August	38.80	32.33	2,293,081
September	35.26	25.10	3,919,173
October	29.99	24.01	3,181,824
November	28.50	23.51	2,070,166
December	27.04	22.66	3,046,210
DIVIDENDS
Paramount has not paid a cash dividend in the last three fiscal years. Future payments will be dependent upon the financial requirements of the Company to reinvest earnings, the financial condition of the Company and other factors which the board of directors of the Company may consider appropriate.
LEGAL PROCEEDINGS
The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in Paramount’s favour, the Company does not currently believe that the outcome of any pending or threatened proceedings related to these or other matters, or the amounts which the Company may be required to pay by reason thereof, would have a material adverse impact on its financial position, results of operations or liquidity.

RISK FACTORS
Below are certain risk factors related to Paramount which you should carefully consider. If any event arising from these risk factors occurs, the Company’s business, prospects, financial condition, results of operation or cash flows could be materially adversely affected.
Oil and natural gas prices are volatile and low prices will adversely affect Paramount’s business.
Fluctuations in the prices of oil and natural gas will affect many aspects of Paramount’s business, including:
•	Paramount’s revenues, cash flows and earnings;

•	Paramount’s ability to attract capital to finance its operations;

•	Paramount’s cost of capital;

•	the amount Paramount is allowed to borrow under its senior credit facility; and

•	the value of Paramount’s oil and natural gas properties.
Both oil and natural gas prices are extremely volatile. Oil and natural gas prices have fluctuated widely during recent years and are likely to continue to be volatile in the future. Oil and natural gas prices may fluctuate in response to a variety of factors beyond Paramount’s control, including:
•	global energy policy, including the ability of the Organization of Petroleum Exporting Countries to set and maintain production levels and prices for oil;

•	political conditions, including hostilities in the Middle East;

•	global and domestic economic conditions;

•	weather conditions;

•	the supply and price of imported oil and liquefied natural gas;

•	the production and storage levels of North American natural gas;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the proximity of reserves to, and capacity of, transportation facilities;

•	the effect of world-wide energy conservation measures; and

•	government regulations.
Paramount’s operations are highly focused on natural gas. Any material decline in natural gas prices could result in a significant reduction of Paramount’s production revenue and overall value. Any material decline in oil prices could also result in a reduction of Paramount’s production revenue and overall value.
The economics of producing from some oil and natural gas wells could change as a result of lower prices. As a result, Paramount could elect not to produce from certain wells. Any material decline in oil and/or natural gas prices could also result in a reduction in Paramount’s oil and natural gas acquisition and development activities.

Any substantial and extended weakness in the price of oil or natural gas would have an adverse effect, possibly significant, on Paramount’s operating results and Paramount’s borrowing capacity because borrowings under Paramount’s senior credit facility are limited by a borrowing base amount that is established periodically by the lenders. This borrowing base amount is the lenders’ estimate of the present value of the future net cash flow from Paramount’s oil and natural gas properties.
Paramount’s actual reserves and resources could be lower than estimates.
Estimates of oil and natural gas reserves and resources involve a great deal of uncertainty, because they depend in large part upon the reliability of available geologic and engineering data, which is inherently imprecise. Geologic and engineering data are used to determine the probability that a reservoir of oil and natural gas exists at a particular location, and whether oil and natural gas are recoverable from a reservoir. The probability of the existence and recoverability of reserves and resources is less than 100 percent and actual recoveries of proved reserves usually differ from estimates.
Estimates of oil and natural gas reserves and resources also require numerous assumptions relating to operating conditions and economic factors, including, among others:
•	the price at which recovered oil and natural gas can be sold;

•	the costs associated with recovering oil and natural gas;

•	the prevailing environmental conditions associated with drilling and production sites;

•	the availability of enhanced recovery techniques;

•	the successful application of in-situ bitumen recovery technologies;

•	the ability to transport oil and natural gas to markets; and

•	governmental and other regulatory factors, such as taxes and environmental laws.
A change in one or more of these factors could result in known quantities of oil and natural gas previously estimated as proved reserves becoming unrecoverable. For example, a decline in the market price of oil or natural gas to an amount that is less than the cost of recovery of such oil and natural gas in a particular location could make production of that oil or natural gas commercially impracticable. Each of these factors, by having an impact on the cost of recovery and the rate of production, will also reduce the present value of future net cash flows from estimated reserves and resources.
In addition, estimates of reserves and resources and future net cash flows expected from them are prepared by different independent engineers, or by the same engineers at different times, and may vary substantially.
Furthermore, in accordance with Canadian GAAP and U.S. GAAP, Paramount could be required to write down the carrying value of its oil and natural gas properties if oil and natural gas prices become depressed for even a short period of time, or if there are substantial downward revisions to Paramount’s quantities of reserves. A write down would result in a charge to earnings and a reduction of shareholders’ equity. For the year ended December 31, 2006, the carrying value of Paramount’s oil and natural gas properties was written down by approximately $183.8 million primarily due to negative revisions to probable reserves, lower forecasted commodity prices and higher costs of finding and developing reserves.

If Paramount is unsuccessful in acquiring and developing oil and natural gas properties, it will be prevented from increasing its reserves and its business will be adversely affected because it will eventually deplete its reserves.
Paramount’s future success depends upon its ability to find, develop and acquire additional oil and natural gas reserves that are economically recoverable. Without successful exploration, exploitation or acquisition activities, Paramount’s reserves, revenues and cash flow will decline. Paramount cannot assure you that it will be able to find and develop or acquire additional reserves at an acceptable cost or at all. The successful acquisition and development of oil and natural gas properties requires an assessment of:
•	recoverable reserves;

•	future oil and natural gas prices and operating costs;

•	potential environmental and other liabilities; and

•	productivity of new wells drilled.
These assessments are inexact and, if Paramount makes them inaccurately, it might not recover the purchase price of a property from the sale of production from the property or might not recognize an acceptable return from properties it acquires. In addition, the costs of exploitation and development could materially exceed Paramount’s initial estimates.
If Paramount is unable to increase its reserves, the Company’s business will be adversely affected because it will eventually deplete its reserves.
Paramount may not have or be able to obtain necessary capital when required to fund its exploration, development and operations.
Paramount may not have, or be able to obtain, through financings, asset dispositions or otherwise on terms acceptable to the Company or at all, necessary capital when required to fund its exploration, development and operations. Failure to have or obtain necessary capital when required could result in Paramount’s inability to develop its existing reserves and resources, discover new reserves and make acquisitions or could result in the termination or reduction of Paramount’s property interests, either of which may have a material adverse effect on the Company’s assets, results of operations and ability to execute its business plan.
Paramount’s future exploration, exploitation and development projects are subject to change.
Whether Paramount ultimately undertakes an exploration, exploitation or development project will depend upon the following factors among others:
•	the availability and cost of capital;

•	the receipt of additional seismic data or the reprocessing of existing data;

•	the current and projected oil or natural gas prices;

•	the cost and availability of drilling rigs, other equipment supplies and personnel necessary to conduct operations;

•	access to transportation and processing;

•	the success or failure of activities in similar areas;

•	changes in the estimates of the costs to complete a project;

•	Paramount’s ability to attract other industry partners to acquire a portion of the working interest so as to reduce Paramount’s costs and risk exposure; and

•	the decisions of Paramount’s joint working interest owners.
Paramount will continue to gather data about Paramount’s projects and it is possible that additional information will cause Paramount to alter its schedule or determine that a project should not be pursued at all. You should understand that Paramount’s plans regarding its projects might change.
Drilling activities are subject to many risks and any interruption or lack of success in Paramount’s drilling activities will adversely affect Paramount’s business.
Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered and that Paramount will not recover all or any portion of its investment. The cost of drilling, completing and operating wells is often uncertain. Paramount’s drilling operations could be curtailed, delayed or cancelled as a result of numerous factors, many of which are beyond its control, including:
•	weather conditions;

•	required compliance with governmental requirements; and

•	shortages or delays in the delivery of equipment and services.
Paramount’s operations are affected by operating hazards and uninsured risks, and a shutdown or slowdown of its operations will adversely affect Paramount’s business.
There are many operating hazards in exploring for and producing oil and natural gas, including:
•	Paramount’s drilling operations could encounter unexpected formations or pressures that could cause damage to Paramount’s employees or other persons, equipment and other property or the environment;

•	Paramount could experience blowouts, accidents, oil spills, fires or incur other damage to a well that could require Paramount to re-drill the well or take other corrective action;

•	Paramount could experience equipment failure that curtails or stops production; and

•	Paramount’s drilling and production operations, such as trucking of oil, are often interrupted by bad weather.
Any of these events could result in damage to, or destruction of, oil and natural gas wells, production facilities or other property. In addition, any of the above events could result in environmental damage or personal injury for which Paramount will be liable.
The occurrence of a significant event against which Paramount is not fully insured or indemnified could seriously harm Paramount’s financial condition, operating results and ability to carry on its business.

If Paramount is unable to access its properties or conduct its operations due to surface conditions, Paramount’s business will be adversely affected.
The exploration for and development of oil and natural gas reserves depends upon access to areas where operations are to be conducted. Oil and gas industry operations are affected by road bans imposed from time to time during the break-up and thaw period in the spring. Road bans are also imposed due to snow, mud and rock slides and periods of high water which can restrict access to Paramount’s well sites and production facility sites.
Paramount conducts a portion of its operations in Northern Alberta, Northeast British Columbia and the Northwest Territories of Canada, which Paramount is able to do only on a seasonal basis. Unless the surface is sufficiently frozen, Paramount is unable to access its properties, drill or otherwise conduct its operations as planned. In addition, if the surface thaws earlier than expected, Paramount must cease its operations for the season earlier than planned. In recent years, winters in Paramount’s Northern Alberta, Northeast British Columbia and Northwest Territories operating areas have been warmer than it has normally experienced, so its operating seasons have been shorter than in the past. Paramount’s inability to access its properties or to conduct its operations as planned will result in a shutdown or slow down of its operations, which will adversely affect its business.
Aboriginal peoples may make claims regarding the lands on which Paramount’s operations are conducted.
Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of western Canada, including some of the properties on which Paramount conducts its operations. If any aboriginal peoples file a claim asserting aboriginal title or rights to the lands on which any of Paramount’s properties are located, and if any such claim is successful, it could have an adverse effect on Paramount’s assets, results of operations and ability to execute its business plan.
Exploration and development of Paramount’s Surmont oil sands project is subject to many risks and uncertainties.
There can be no assurance that the regulatory approvals Paramount needs to develop its Surmont oil sands project will be obtained within the proposed schedule or on the desired terms or at all. If the regulatory approvals are not received, this project will be unable to proceed and Paramount will lose the potential benefits of the project.
Even if the regulatory approvals are obtained, there is a risk that this project will not be completed on time or within the capital cost estimate or at all. Additionally, there is a risk that this project may have delays, interruption of operations or increased costs due to many factors, including, without limitation: breakdown or failure of equipment or processes; construction performance falling below expected levels of output or efficiency; design errors; contractor or operator errors; non-performance by third-party contractors; labour disputes, disruptions or declines in productivity; increases in materials or labour costs; inability to attract sufficient numbers of qualified workers; delays in obtaining or conditions imposed by, regulatory approvals; changes in scope of the project; violation of permit requirements; disruption in the supply of energy; catastrophic events such as fires, earthquakes, storms or explosions; shortages of equipment, materials and labour; fluctuations in the prices of building materials; delays in delivery of equipment and materials; political events; local, native and political opposition, blockades or embargoes; litigation; weather conditions; unanticipated increases in costs; unforeseen engineering, design, environmental or geological problems and other unforeseen circumstances.
In the event that Paramount’s Surmont oil sands project is developed and becomes operational, there can be no assurance that bitumen will be produced or, if produced, will be produced in the quantities or at the costs anticipated and will continuing producing. Because operating costs to produce bitumen from oil sands may be substantially higher than operating costs to produce conventional crude oil, an increase in such costs may render extraction of bitumen resources from this project uneconomical. Paramount’s estimates of operating costs have been based on current project concepts. The Company’s actual operating costs may differ materially from such current estimates.

Moreover, it is possible that other developments, such as increasingly strict environmental and safety laws and regulations and enforcement policies thereunder and claims for damages to property or persons resulting from this project’s operations, could result in substantial costs and liabilities, delays or an inability to complete this project or the abandonment of this project.
Furthermore, the marketability of the bitumen associated with Paramount’s oil sands interests will be affected by numerous factors beyond the Company’s control. These factors include, but are not limited to, market fluctuations of prices, proximity and capacity of pipelines and processing equipment, equipment availability and government regulations (including, without limitation, regulations relating to prices, taxes, royalties, land tenure, allowable production, importing and exporting of oil and gas and environmental protection). The extent of these factors cannot be accurately predicted, but the combination of these factors may result in Paramount not receiving an adequate return on invested capital.
Paramount is jointly and severally liable for obligations under the Farm-In even though it has no rights under the Farm-In since it has been assigned to MGM Energy.
Pursuant to the terms of the Farm-In, Paramount is jointly and severally liable for the obligations of MGM Energy under the Farm-In to the extent such obligations are not satisfied by MGM Energy. MGM Energy has agreed with Paramount to satisfy all of its obligations under the Farm-In and to take whatever steps are necessary to raise sufficient funds to meet such obligations. If MGM Energy is unable to satisfy its obligations under the Farm-In, Paramount is required to satisfy such obligations and MGM Energy is obligated to repay Paramount, on a demand basis, all amounts expended by Paramount to satisfy such obligations. Any amount owing to Paramount by MGM Energy bears interest at a rate equal to Paramount’s cost of capital plus 1 percent and is secured by a fixed and floating charge over all of MGM Energy’s assets. If Paramount expends funds to satisfy MGM Energy’s obligations under the Farm-In not satisfied by MGM Energy, the amount of funds Paramount has available for its exploration, development and operations will be reduced and, if such funds are not repaid to Paramount by MGM Energy as required, Paramount will be subject to the risk that the value of its security may be less than the amount of funds expended by Paramount, either of which could result in a material adverse effect on Paramount’s assets, results of operations and its ability to execute its business plan.
Paramount’s hedging activities could result in losses.
The nature of Paramount’s operations results in exposure to fluctuations in commodity prices, currency exchange rates and interest rates. Paramount monitors and, when appropriate, utilizes derivative financial instruments and physical delivery contracts to hedge its exposure to these risks. Paramount is exposed to credit related losses in the event of non-performance by counterparties to these financial instruments and physical delivery contracts. From time to time, Paramount enters into hedging activities in an effort to mitigate the potential impact of declines in oil and natural gas prices, changes in the value of the Canadian dollar versus the U.S. dollar or changes in interest rates.
If product prices increase, or the value of the Canadian dollar versus the U.S. dollar changes, or interest rates change from that provided in Paramount’s various hedging agreements, Paramount could be required to make cash payments to counterparties, could lose the cost of floors, or a ceiling or fixed price could limit Paramount from receiving the full benefit of commodity price increases, changes in the value of the Canadian dollar or changes in interest rates.
In addition, by entering into these hedging activities, Paramount may suffer financial loss if:
•	it is unable to produce oil or natural gas to fulfill its obligations;

•	it is required to pay a margin call on a hedge contract; or

•	it is required to pay royalties based on a market or reference price that is higher than its fixed or ceiling price.

Complying with environmental and other government requirements could be costly and could negatively affect Paramount’s business.
Paramount’s operations are governed by numerous Canadian and United States laws and regulations at the municipal, provincial, state and federal levels. These laws and regulations govern the operation and maintenance of Paramount’s facilities, the discharge of materials into the environment, storage, treatment and disposal of wastes, remediation of contaminated sites, and other environmental protection issues. Paramount believes it is in material compliance with applicable requirements.
Under these laws and regulations, Paramount is currently conducting remediation projects at a variety of owned and operated locations. If environmental damage occurs, Paramount could be liable for personal injury, clean-up costs, remedial measures and other environmental and property damage, as well as administrative, civil and criminal penalties, and Paramount could also be required to cease production.
Changes in environmental requirements or newly discovered conditions could negatively affect Paramount’s results of operations.
The costs of complying with new environmental laws, regulations or guidelines, or changes in enforcement policy, or newly discovered conditions, may have a material adverse effect on Paramount’s financial condition or results of operations. Future changes in environmental legislation could occur and result in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, which could have a material adverse effect on Paramount’s financial condition or results of operations.
In 1994, the United Nations’ Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol which requires participating countries, upon ratification, to reduce their emissions of carbon dioxide and other greenhouse gases (“GHGs”). Canada ratified the Kyoto Protocol in late 2002 and as a result is obligated to set legally binding limits on GHG emissions. On October 19, 2006, the Canadian Federal Government introduced into Parliament Bill C-30 — the Clean Air Act and released its accompanying Notice of Intent to Develop and Implement Regulations and Other Measures to Reduce Air Emissions. Bill C-30 and the Notice of Intent are intended to reflect the Government’s “made in Canada” approach to Canada’s Kyoto Protocol obligations and reduce air pollutants and GHG emissions in Canada. Bill C-30 does not expressly include emission reduction targets. However, the Notice of Intent provides for sector emission intensity based targets for GHGs to come into effect by the end of 2010 and for long term GHG emission reduction targets to be met by 2050. It is premature to predict what impact such policies and proposed environmental legislation will have on the Canadian oil and gas industry, but Paramount will likely face increased operating costs in order to comply with GHG emission targets and/or reductions. If such increases are significant, they may have a material adverse effect on Paramount’s financial condition or results of operations.
Royalty rates and regulations are subject to change.
In February 2007, the Government of Alberta announced the creation of an independent Royalty Review Panel formed to examine the province’s royalty regime relating to oil sands, conventional oil and gas, and coalbed methane. The panel is scheduled to conduct a series of public meetings in Calgary, Edmonton, Fort McMurray and Grande Prairie beginning in April 2007 and is to present its final report with recommendations to the Minister of Finance by August 31, 2007. If, as a result of such examination, the Government of Alberta ultimately changes the province’s royalty regime, of if other jurisdictions in which the Company operates change their royalty regimes, such changes could have a material adverse affect on the Company’s assets, results of operations and its ability to execute its business plan.

Factors beyond Paramount’s control affect its ability to market production and could adversely affect Paramount’s business.
Paramount’s ability to market its oil and natural gas depends upon numerous factors beyond its control. These factors include:
•	the availability of processing capacity;

•	the availability and proximity of pipeline capacity;

•	the supply of and demand for oil and natural gas;

•	the availability of alternative fuel sources;

•	the effects of weather conditions;

•	regulation of oil and natural gas marketing; and

•	regulation of oil and natural gas sold or transported outside of Canada.
Because of these factors, Paramount could be unable to market all of the oil or natural gas it produces. In addition, Paramount may be unable to obtain favorable prices for the oil and natural gas it produces.
Paramount does not control all of its operations.
Paramount does not operate all of its properties, so it has limited influence over the operations of some of its properties. Paramount’s lack of control could result in the following:
•	the operator might initiate exploration or development on a faster or slower pace than Paramount prefers;

•	the operator might propose to drill more wells or build more facilities on a project than Paramount has funds for or that Paramount deems appropriate, which could mean that Paramount is unable to participate in the project or share in the revenues generated by the project even though Paramount paid its share of exploration costs; and

•	if an operator refuses to initiate a project, Paramount might be unable to pursue the project.
Any of these events could materially reduce the value of Paramount’s properties.
Essential equipment and/or personnel might not be available.
Oil and natural gas exploration and development activities depend upon the availability of drilling and related equipment in the particular areas in which those activities will be conducted and qualified personnel. Demand for that equipment or access restrictions may affect the availability of that equipment and delay Paramount’s exploration and development activities. Likewise, a shortage of qualified personnel may delay Paramount’s exploration and development activities.
Paramount is a medium-sized company operating in a highly competitive industry. Companies and other entities in the industry with greater resources or greater access to capital markets can outbid Paramount for acquisitions or secure acquisitions which Paramount cannot.
The oil and natural gas industry is highly competitive. Many of Paramount’s competitors have greater financial and personnel resources and/or have greater access to capital markets than Paramount does. Paramount’s ability to acquire additional properties and to discover reserves depends upon its ability to evaluate and select suitable properties and to complete transactions in a highly competitive and challenging environment.

Paramount’s holding of common shares of NAOSC is subject to a number of risks.
Paramount held approximately 34.1 million common shares of NAOSC as at December 31, 2006 (representing approximately 34 percent of the issued and outstanding common shares of NAOSC as at such date). NAOSC is a private corporation that holds extensive oil sands leases in Alberta. Any material adverse effect on NAOSC may have a material adverse effect on the value of the NAOSC common shares held by Paramount. As NAOSC is a private corporation, there is currently no market for the NAOSC common shares that Paramount holds and there is no guarantee that a market for these common shares will develop. The value of the NAOSC common shares held by Paramount may not be able to be realized unless and until a market for these common shares develops, and even if such a market develops there is no guarantee respecting the price Paramount will receive for its NAOSC common shares or that the Company will be able to sell the number of its NAOSC common shares desired, if any. Decreases in the value of the NAOSC common shares held by Paramount could have a material adverse effect on the Company’s assets, results of operations and ability to execute its business plan.
Paramount’s holding of trust units of Trilogy is subject to a number of risks.
Paramount held approximately 15.0 million trust units of Trilogy as at December 31, 2006 (representing approximately 16.2 percent of the issued and outstanding trust units of Trilogy as at such date). Trilogy is a public oil and gas trust spun out by Paramount in April 2005. Any material adverse effect on Trilogy may have a material adverse effect on the value of the Trilogy trust units held by Paramount. Decreases in the trading price of Trilogy’s trust units or reductions in, or cessation of, the monthly cash distributions on Trilogy’s trust units could have a material adverse effect on Paramount’s assets, cash flow and results of operations, its ability to execute its business plan and the net amount Paramount is able to borrow under its senior credit facility.
Paramount’s holding of common shares of MGM Energy is subject to a number of risks.
Paramount held 18.2 million common shares of MGM Energy as at February 28, 2007 (representing approximately 51.7 percent of the issued and outstanding common shares of MGM Energy as at such date, or 36.8 percent after giving effect to the exercise of all outstanding warrants of MGM Energy as at such date). MGM Energy is a public oil and gas company spun out by Paramount in January 2007. MGM Energy has extensive holdings of, and interests in, exploratory oil and gas properties in the Northwest Territories. Any material adverse effect on MGM Energy may have a material adverse effect on the value of the MGM Energy common shares held by Paramount. Decreases in the trading price of the common shares of MGM Energy could have a material adverse effect on Paramount’s assets, results of operations and ability to execute its business plan.
Paramount is highly dependent on certain senior officers.
Paramount is highly dependent on its Chief Executive Officer and its President and Chief Operating Officer. The loss of either of these officers could impede the achievement of Paramount’s objectives and could adversely affect Paramount’s business and results of operations.

TRANSFER AGENT AND REGISTRAR
The Company’s transfer agent and registrar is Computershare Trust Company of Canada located at the following address:
6th Floor, Watermark Tower
530 — 8th Avenue S.W.
Calgary, Alberta T2P 3S8
INTERESTS OF EXPERTS
Ernst & Young LLP, Chartered Accountants, are the Company’s auditors and such firm has prepared an opinion with respect to the Company’s consolidated financial statements as at and for the fiscal year ended December 31, 2006. Information relating to Paramount’s reserves in this annual information form was prepared by McDaniel as an independent qualified reserves evaluator. Information relating to Paramount’s resources in this annual information form was also prepared by McDaniel as an independent qualified resources evaluator. Information relating to Trilogy’s reserves in APPENDIX C of this annual information form was prepared by Paddock Lindstrom & Associates Ltd. (“Paddock Lindstrom”) as an independent qualified reserves evaluator.
The principals of McDaniel and Paddock Lindstrom own beneficially, directly or indirectly, less than 1 percent of any class of Paramount’s securities.
ADDITIONAL INFORMATION
Additional information relating to Paramount is available via the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.
Additional information, including directors’ and officers’ remuneration, principal holders of Paramount’s securities, and options to purchase securities, is contained in the Information Circular for Paramount’s most recent annual meeting of shareholders that involved the election of directors. Additional financial information is contained in Paramount’s audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2006.

APPENDIX A
REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR
To the board of directors of Paramount Resources Ltd. (the “Company”):
1.	We have evaluated the Company’s reserves data as at December 31, 2006. The reserves data consists of the following:
(a)	proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs and the related estimated future net revenue; and

(b)	proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using constant prices and costs and the related estimated future net revenue.
2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.	The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us, for the year ended December 31, 2006, and identifies the respective portions thereof that we have evaluated, audited and reviewed and reported on to the Company’s management:

Preparation		Net Present Value of Future Net Revenue $M
Date of Evaluation		(before income taxes, 10% discount rate)
Report	Location of Reserves	Audited	Evaluated	Reviewed	Total

February 14, 2007	Canada/United States	—	972,066	—	972,066
5.	In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6.	We have no responsibility to update our reports for events and circumstances occurring after the preparation date.

7.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.
Executed as to our report referred to above:
MCDANIEL & ASSOCIATES CONSULTANTS LTD.

(signed) P.A. Welch, P. Eng.
President & Managing Director
Calgary, Alberta
March 16, 2007

APPENDIX B
REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION
Management of Paramount Resources Ltd. (the “Company”) is responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:
(a)	i)	proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and

	ii)	the related estimated future net revenue; and

(b)	i)	proved oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and

	ii)	the related estimated future net revenue.
An Independent qualified reserves evaluator has evaluated the Company’s reserves data. The report of the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.
The Audit Committee of the board of directors of the Company has:
(a)	reviewed the Company’s procedures for providing information to the independent qualified reserves evaluator;

(b)	met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c)	reviewed the reserves data with management and the independent qualified reserves evaluator.
The Audit Committee has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has on the recommendation of the Audit Committee, approved:
(a)	the content and filing with securities regulatory authorities of the reserves data and other oil and gas information contained in the Company’s annual information form accompanying this report;

(b)	the filing of the report of the independent qualified reserves evaluators on the reserves data; and

(c)	the content and filing of this report.
Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) Clayton H. Riddell	(signed) Bernard K. Lee
Chief Executive Officer	Chief Financial Officer

(signed) James H. T. Riddell	(signed) John C. Gorman
Director	Director
March 16, 2007

APPENDIX C
NATIONAL INSTRUMENT 51-101 EQUITY INVESTMENTS DISCLOSURE
The following is a summary of Trilogy’s reserves and future net revenue as at December 31, 2006 and the costs incurred by Trilogy during the year ended December 31, 2006 multiplied by 16.2 percent, being Paramount’s equity interest in Trilogy as of December 31, 2006. Trilogy’s reserves were independently evaluated by Paddock Lindstrom. The evaluation by Paddock Lindstrom was prepared in accordance with the standards contained in the COGE Handbook and the reserves definitions contained in NI 51-101. The pricing used in the forecast and constant price evaluations is set forth in the notes to the tables. All of the reserves assigned to Trilogy are located in Alberta.
The information contained within this APPENDIX C has been derived solely from Trilogy’s annual information form dated March 2, 2007 which is posted on SEDAR (www.sedar.com) and is not incorporated by reference into this annual information form.
Paramount accounts for its investment in Trilogy using the equity method. As a result, pursuant to NI 51-101, Paramount is required to disclose the following information separately from its own reserves data and other oil and gas information. Readers are cautioned that Paramount does not have any direct or indirect interest in or right to the reserves or future net revenue disclosed within this APPENDIX C nor does Paramount have any direct or indirect obligation in respect of or liability for the costs incurred by Trilogy disclosed within this APPENDIX C. The Company is a unitholder of Trilogy, just like any other unitholder of Trilogy, and, accordingly, the value of the Company’s investment in Trilogy is based on the trading price of Trilogy’s trust units on the TSX.
Reserves Information
Reserves Data — Constant Prices and Costs(7)

	Natural Gas		Light and Medium Crude Oil		Natural Gas Liquids
	Gross(1)	Net(1)	Gross(1)	Net(1)	Gross(1)	Net(1)
	(Bcf)	(Bcf)	(Mstb)	(Mstb)	(Mstb)	(Mstb)

Proved Developed Producing(2)(4)	32.3	25.8	673	579	818	564
Proved Developed Non-Producing(2)(5)	4.5	3.5	11	9	75	50
Proved Undeveloped(2)(6)	1.8	1.4	18	14	33	23
Total Proved(2)	38.6	30.8	702	602	927	638
Total Probable(3)	17.2	13.8	357	310	370	254
Total Proved Plus Probable(2)(3)	55.8	44.5	1,059	912	1,297	893
Net Present Value of Future Net Revenue — Constant Prices and Costs(7)

	Before Deducting Income Taxes (8)
	Discounted At
($ millions)	0%	5%	10%	15%	20%

Proved Developed Producing(2)(4)	161.8	130.8	110.7	96.6	86.2
Proved Developed Non-Producing(2)(5)	16.1	12.9	10.8	9.3	8.1
Proved Undeveloped(2)(6)	7.4	4.3	2.8	2.1	1.6
Total Proved(2)	185.3	148.0	124.3	107.9	95.9
Total Probable(3)	80.1	49.9	35.0	26.4	20.9
Total Proved Plus Probable(2)(3)	265.5	197.9	159.3	134.3	116.8

Future Net Revenue — Constant Prices and Costs(7)

						Future
					Well Abandonment	Net Revenue Before
Reserves Category	Revenue	Royalties(9)	Operating Costs	Development Costs	Costs	Income Taxes(8)
($ millions)
Proved(2)	346.2	67.4	85.4	4.3	3.7	185.3
Proved Plus Probable(2)(3)	499.1	96.2	124.7	8.8	3.9	265.5
Future Net Revenue by Production Group — Constant Prices and Costs(7)

		Future Net Revenue
		Before Income Taxes(8)
		(discounted at 10%)
	Production Group	($ millions)

Total Proved(2)	Natural gas (10)	101.2
	Light and medium crude oil (11)	24.2
	Other revenue	(1.0)

		124.3

Total Proved Plus Probable(2)(3)	Natural gas (10)	128.5
	Light and medium crude oil (11)	31.5
	Other Revenue	(0.8)

		159.3
Reserves Data — Forecast Prices and Costs(12)

	Natural Gas		Light and Medium Crude Oil		Natural Gas Liquids
	Gross(1)	Net(1)	Gross(1)	Net(1)	Gross(1)	Net(1)
	(Bcf)	(Bcf)	(Mstb)	(Mstb)	(Mstb)	(Mstb)

Proved Developed Producing(2)(4)	32.3	25.9	673	579	819	568
Proved Developed Non-Producing(2)(5)	4.5	3.5	11	9	75	51
Proved Undeveloped(2)(6)	1.8	1.4	18	14	33	24
Total Proved(2)	38.7	30.8	702	602	928	642
Total Probable(3)	17.2	13.8	357	310	370	257
Total Proved Plus Probable(2)(3)	55.8	44.5	1,059	912	1,298	899
Net Present Value of Future Net Revenue — Forecast Prices and Costs(12)

	Before Deducting Income Taxes (8)
	Discounted At
($ millions)	0%	5%	10%	15%	20%

Proved Developed Producing(2)(4)	211.4	167.7	140.1	121.4	107.7
Proved Developed Non-Producing(2)(5)	22.7	18.1	15.1	12.9	11.2
Proved Undeveloped(2)(6)	11.8	6.6	4.3	3.1	2.4
Total Proved(2)	245.9	192.4	159.5	137.4	121.4
Total Probable(3)	118.5	70.0	47.8	35.6	28.0
Total Proved Plus Probable(2)(3)	364.4	262.4	207.3	172.9	149.4
Future Net Revenue — Forecast Prices and Costs(12)

						Future
Reserves Category					Well Abandonment	Net Revenue Before
($ millions)	Revenue	Royalties(9)	Operating Costs	Development Costs	Costs	Income Taxes(8)

Proved(2)	436.7	84.1	97.8	4.4	4.5	245.9
Proved Plus Probable(2)(3)	653.2	123.8	150.7	9.1	5.2	364.4

Future Net Revenue by Production Group — Forecast Prices and Costs(12)

Future Net Revenue
Before Income Taxes (8)
(discounted at 10%)
	Production Group	($ millions)

Total Proved(2)	Natural gas (10) Light and medium crude oil (11) Other revenue	135.8 24.7 (1.1)

159.5

Total Proved Plus Probable(2)(3)	Natural gas (10) Light and medium crude oil (11) Other Revenue	175.7 32.4 (0.8)

207.3
Costs Incurred

Cost Type
($ millions)
Property Acquisitions and Dispositions			Development
(Corporate and Non-Corporate)		Exploration	(Including Facilities)
Unproved Properties
(Including
Proved Properties	Undeveloped Land)

13.0	12.2	10.5	13.8

Notes:

(1)	“Gross Reserves” are Trilogy’s working interest (operating or non-operating) share before deducting royalties and without including any royalty interests. “Net Reserves” are Trilogy’s working interest (operating or non-operating) share after deduction of royalty obligations, plus royalty interests in reserves.

(2)	“Proved” reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(3)	“Probable” reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(4)	“Developed Producing” reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(5)	“Developed Non-Producing” reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

(6)	“Undeveloped” reserves are those reserves expected to be recovered from know accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(7)	The product prices used in the constant prices and costs evaluations in Trilogy’s reserve report prepared by Paddock Lindstrom were as follows:

	Pentanes Plus				AECO C Natural Gas
	(Condensate)	Butane	Propane	Edmonton 40[o] API	Price
	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/MMbtu)
2006	$71.78	$54.06	$42.13	$67.06	$6.07

(8)	After-tax amounts are not shown for Trilogy’s reserve data information under the assumption that Trilogy is not taxable.

(9)	Royalties includes crown royalties, freehold royalties, overriding royalties and mineral taxes.

(10)	Natural gas includes coalbed methane and associated and non-associated gas (including by-products).

(11)	Light and medium crude oil contains solution gas and other by-products.

(12)	The pricing assumptions used in Trilogy’s reserves report prepared by Paddock Lindstrom with respect to net values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth below and are as at December 31, 2006. Paddock Lindstrom is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

				Edmonton Reference
	U.S. Henry Hub	Alberta AGRP	WTI @ Cushing	Price	Condensate			Inflation Rate	Exchange Rate
	Gas Price (US$/MMbtu)	(Cdn$/MMbtu)	(US$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	Butane (Cdn$/Bbl)	Propane (Cdn$/Bbl)	(%/year)	(US$/Cdn$)

2007	7.25	7.12	61.00	68.58	68.58	48.01	41.15	2%	0.87
2008	7.75	7.72	60.00	67.40	67.40	47.18	40.44	2%	0.87
2009	7.75	7.70	60.00	67.37	67.37	47.16	40.42	2%	0.87
2010	7.75	7.68	58.00	65.04	65.04	45.53	39.03	2%	0.87
2011	7.91	7.83	56.00	62.71	62.71	43.90	37.63	2%	0.87
Thereafter	+ 2% / yr	+ 2% / yr	+ 2% / yr	+ 2% / yr	+ 2% / yr	+ 2% / yr	+ 2% / yr	2%	0.87

APPENDIX D
AUDIT COMMITTEE CHARTER
A. PURPOSE
     The overall purpose of the Audit Committee (the “Committee”) is to ensure that the Corporation’s management has designed and implemented an effective system of internal financial controls and disclosure controls and procedures, to review and report on the integrity of the consolidated financial statements of the Corporation, to review the Corporation’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts and to review the Corporation’s externally disclosed oil and gas reserves estimates including reviewing the qualifications of, and procedures used by, the independent engineering firm responsible for evaluating the Corporation’s reserves.
B. COMPOSITION, PROCEDURES AND ORGANIZATION
1.	The Committee shall consist of at least three members of the Board of Directors (the “Board”), all of whom shall be “independent”, as that term is defined in Sections 1.4 and 1.5 of Multilateral Instrument 52-110, Audit Committees[1] and who meet the requirements of Section 3.5(1) of National Instrument 51-101[2] — Standards of Disclosure for Oil and Gas Activities..

2.	All of the members of the Committee shall be “financially literate” (i.e. able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issuer that can be reasonably expected to be raised by the issuer’s financial statements).

3.	The Audit Committee shall be responsible for assessing, on a periodic basic, whether any member of the Committee meets the criteria for being a “financial expert” pursuant to Section 407 of the Sarbanes-Oxley Act[3]..

4.	The Board shall appoint the members of the Committee. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

5.	Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair from among their members.

6.	The Corporate Secretary of the Corporation shall be the secretary of the Committee, unless otherwise determined by the Committee.

7.	The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

8.	The Committee shall have access to such officers and employees of the Corporation and to the Corporation’s external auditors, and to such information respecting the Corporation, as it considers necessary or advisable in order to perform its duties and responsibilities.

9.	Meetings of the Committee shall be conducted as follows:
(a)	the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

(b)	the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and

(c)	the following management representatives shall be invited to attend all meetings, except executive sessions and private sessions with the external auditors:

President and Chief Operating Officer Chief Financial Officer Controller Corporate Secretary

(d)	other management representatives shall be invited to attend as necessary.
10.	The external auditors shall report directly to the Committee and the external auditors and internal auditors (if any) shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Corporation as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

11.	The Committee may retain, at the Corporation’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties and may set and pay the compensation for any advisor engaged. The Committee will notify the Chairman of the Corporate Governance Committee whenever independent consultants are engaged.
C. ROLES AND RESPONSIBILITIES
1.	The overall duties and responsibilities of the Committee shall be as follows:
(a)	to assist the Board in the discharge of its responsibilities relating to the Corporation’s accounting principles, reporting practices and internal controls and its approval of the Corporation’s annual and quarterly consolidated financial statements and management’s discussion and analysis;

(b)	to establish and maintain a direct line of communication with the Corporation’s internal (if any) and external auditors and assess their performance;

(c)	to ensure that the management of the Corporation has designed, implemented and is maintaining an effective system of internal financial controls and disclosure controls and procedures;

(d)	to periodically review the audit and non-audit services pre-approval policy and recommend to the Board any changes which the Committee deems appropriate;

(e)	to periodically consider whether there is a need to outsource internal audit functions or create an internal audit department;

(f)	to assist the Board in the discharge of its responsibilities relating to the evaluation and disclosure of its oil and gas reserves and oil and gas activities and the approval and filing of all necessary statements and reports related thereto;

(g)	to receive and review complaints received pursuant to the Corporation’s Whistleblower Policy and oversee and provide direction on the investigation and resolution of such concerns and to periodically review the said policy and recommend to the Board changes which the Committee may deem appropriate;

(h)	to report regularly to the Board on the fulfillment of its duties and responsibilities;

(i)	to identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation; and

(j)	review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.
2.	The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:
(a)	to be directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting;

(b)	to recommend to the Board a firm of external auditors to be nominated for appointment by the shareholders of the Corporation, and to monitor and verify the independence of such external auditors;

(c)	to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(d)	review the audit plan of the external auditors prior to the commencement of the audit;

(e)	to review with the external auditors, upon completion of their audit:
(i)	contents of their report;

(ii)	scope and quality of the audit work performed;

(iii)	adequacy of the Corporation’s financial and auditing personnel;

(iv)	co-operation received from the Corporation’s personnel during the audit;

(v)	internal resources used;

(vi)	significant transactions outside of the normal business of the Corporation;

(vii)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

(viii)	the non-audit services provided by the external auditors, as pre-approved pursuant to the audit and non-audit services pre-approval policy;
(f)	to discuss with the external auditors the quality and not just the acceptability of the Corporation’s accounting principles;

(g)	to review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

(h)	to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.
3.	The duties and responsibilities of the Committee as they relate to the internal control procedures of the Corporation are to:
(a)	review the appropriateness and effectiveness of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation, including those relating to insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b)	review compliance under the Corporation’s Code of Business Conduct Policy with those matters addressed in the policy which affect the financial integrity of the Corporation and to periodically review this policy and recommend to the Board changes which the Committee may deem appropriate; and

(c)	periodically review the Corporation’s financial and auditing procedures and the extent to which recommendations made by the internal accounting staff or by the external auditors have been implemented.
4.	The Committee is also charged with the responsibility to:
(a)	review and recommend to the Board for its approval, the Corporation’s annual financial statements, management’s discussion and analysis, annual information form and annual earnings press releases before the Corporation publicly discloses this information;

(b)	review and approve the Corporation’s interim financial statements, interim management’s discussion and analysis including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto and interim earnings press releases before the Corporation publicly discloses this information;

(c)	review and approve the financial sections of:
(i)	the annual report to shareholders;

(ii)	the annual information form;

(iii)	prospectuses;

(iv)	other public reports requiring approval by the Board; and

(v)	press releases related thereto,
and report to the Board with respect thereto;
(d)	review regulatory filings and decisions as they relate to the Corporation’s consolidated financial statements;

(e)	review the appropriateness of the policies and procedures used in the preparation of the Corporation’s consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(f)	review and report on the integrity of the Corporation’s consolidated financial statements;

(g)	review the minutes of any audit committee meeting of subsidiary companies;

(h)	review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Corporation and the manner in which such matters have been disclosed in the consolidated financial statements;

(i)	review the Corporation’s compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of material facts; and

(j)	develop a calendar of activities to be undertaken by the Committee for each ensuing year related to the Committee’s duties and responsibilities as set forth in this Charter and to submit the calendar in the appropriate format to the Board of Directors within a reasonable period of time following each annual general meeting of shareholders.
5.	The duties and responsibilities of the Committee as they relate to the Corporation’s oil and gas reserves estimates are to:
(a)	review, with reasonable frequency, the Corporation’s procedures relating to the disclosure of information with respect to oil and gas activities, including its procedures for complying with the disclosure requirements and restrictions of all applicable laws, rules, regulations and policies including National Instrument 51-101 and amendments thereto;

(b)	review the appointment of the independent engineering firm responsible for evaluating the Corporation’s reserves, and in the case of any proposed change in such appointment, determine the reasons for the proposal and whether there have been disputes between the appointed reserves evaluator and Management of the Corporation;

(c)	review, with reasonable frequency, the Corporation’s procedures for providing information to the reserves evaluator;

(d)	before approving the filing of reserves data and the report of the reserves evaluator as required under all applicable laws, rules, regulations and policies including National Instrument 51-101 and amendments thereto, meet with Management and the reserves evaluator to:
(i)	determine whether any restrictions affect the ability of the reserves evaluator to report on reserves data without reservation, and

(ii)	review the reserves data and the report of the reserves evaluator
(e)	review, discuss with and make recommendations to the Board with respect to:
(i)	approving the content and filing of the reserves statement;

(ii)	the filing of the report of the reserves evaluator; and

(iii)	the content and filing of the report of Management and Directors;
as required or specified under all applicable laws, rules, regulations and policies including National Instrument 51-101 and amendments thereto.
D.	ANNUAL REVIEW AND ASSESSMENT
     The Committee shall conduct an annual review and assessment of its performance, including compliance with this Charter and its role, duties and responsibilities, and submit such report to the Board of Directors.

[1]1.4	Meaning of Independence —
(1)	An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2)	For the purposes of subsection (1), a “material relationship” means a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgement.

(3)	Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:
(a)	an individual who is, or has been within the last three years, an employee or executive officer of the issuer:

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c)	an individual who:
(i)	is, a partner of a firm that is the issuer’s internal or external auditor;

(ii)	is an employee of that firm; or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time.
(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:
(i)	is a partner of the firm that is the issuer’s internal or external auditor;

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice; or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;
(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer’s current executive officers serves or served at the same time on the entity’s compensation committee; and

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.
(4)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because:
(a)	he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or

(b)	he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.
(5)	For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(6)	For the purposes of clause (3)(f), direct compensation does not include:
(a)	remuneration for acting as a member of the board of directors or of any board committee of the issuer; and

(b)	the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.
(7)	Despite subsection (3) an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member: (a) has previously acted as an interim chief executive officer of the issuer; or (b) acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

(8)	For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.
1.5	Additional Independence Requirements —

(1)	Despite any determination made under section 1.4, an individual who
(a)	accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(b)	is an affiliated entity of the issuer or any of its subsidiary entities, is considered to have a material relationship with the issuer.

(2)	For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by
(a)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

(b)	an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.
(3)	For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

[2]3.5	Reserves Committee

(1)	The board of directors of a reporting issuer may, subject to subsection (2), delegate the responsibilities set out in section 3.4 to a committee of the board of directors, provided that a majority of the members of the committee
(a)	are individuals who are not and have not been, during the preceding 12 months:
(i)	an officer or employee of the reporting issuer or of an affiliate of the reporting issuer;

(ii)	a person who beneficially owns 10 percent or more of the outstanding voting securities of the reporting issuer; or

(iii)	a relative of a person referred to in subparagraph (a)(i) or (ii), residing in the same home as that person; and
(b)	are free from any business or other relationship which could reasonably be seen to interfere with the exercise of their independent judgements.)
(2)	Despite subsection (1), a board of directors of a reporting issuer shall not delegate its responsibility under paragraph 3.4(e) to approve the content or the filing of the information.
3 SEC. 407. DISCLOSURE OF AUDIT COMMITTEE FINANCIAL EXPERT.
(a)	RULES DEFINING “FINANCIAL EXPERT” — The Commission shall issue rules, as necessary or appropriate in the public interest and consistent with the protection of investors, to require each issuer, together with periodic reports required pursuant to sections 13(a) and 15(d) of the Securities Exchange Act of 1934, to disclose whether or not, and if not, the reasons therefor, the audit committee of that issuer is comprised of at least 1 member who is a financial expert, as such term is defined by the Commission.

(b)	CONSIDERATIONS. — In defining the term “financial expert” for purposes of subsection (a), the Commission shall consider whether a person has, through education and experience as a public accountant or auditor or a principal financial officer, comptroller, or principal accounting officer of an issuer, or from a position involving the performance of similar functions —
(1)	an understanding of generally accepted accounting principles and financial statements;

(2)	experience in —
(A)	the preparation or auditing of financial statements of generally comparable issuers; and

(B)	the application of such principles in connection with the accounting for estimates, accruals, and reserves;
(3)	experience with internal accounting controls; and
(4)	an understanding of audit committee functions.
(c)	DEADLINE FOR RULEMAKING. — The Commission shall —
(1)	propose rules to implement this section, not later than 90 days after the date of enactment of this Act; and

(2)	issue final rules to implement this section, not later than 180 days after that date of enactment.